No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated June 7, 2021 (the “Base Prospectus”) to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the Base Prospectus, as amended or supplemented, and this prospectus supplement constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons or persons in the United States unless exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws are available. This prospectus supplement does not constitute an offer to sell or a solicitation or an offer to buy any of the securities offered hereby within the United States or to, or for the benefit of, U.S. persons. “United States” and “U.S. person” have the meanings ascribed to them in Regulation S under the U.S. Securities Act. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from from Bright Minds Biosciences Inc., c/o 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated June 7, 2021

New IssueAugust 25, 2022

BRIGHT MINDS BIOSCIENCES INC.

Up to $4,001,200
$1.40 per Unit
Up to 2,858,000 Units

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying Base Prospectus, qualifies the distribution of up to 2,858,000 units (the “Units”) of Bright Minds Biosciences Inc. (“Bright Minds” or the “Company”) at the price of $1.40 per Unit (the “Offering Price”) for aggregate gross proceeds to the Company of up to $4,001,200 (the “Offering”). Each Unit will consist of one common share in the capital of the Company (a “Unit Share”) and one common share purchase warrant of the Company (a “Warrant”). Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one common share of the Company (a “Warrant Share”) at an exercise price of $1.76 per Warrant Share for a period of 24 months from the Closing Date (as defined herein). The Warrants will be governed by a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date between the Company and Computershare Trust Company of Canada, as warrant agent thereunder (in such capacity, the “Warrant Agent”). The Unit Shares and the Warrants comprising the Units will separate immediately upon the closing of the Offering. There is no minimum amount of funds that must be raised under the Offering. The Company could complete this Offering after raising only a small portion of the offering amount set out above. See “Plan of Distribution” and “Description of Units”.

The Units will be issued and sold pursuant to the terms of an agency agreement (the “Agency Agreement”) dated August 25, 2022 between the Company and Eight Capital, as sole agent and bookrunner (the “Agent”). The Agent conditionally offers the Units for sale if, as and when issued by the Company and accepted by the Agent on a “best efforts” agency basis in accordance with the conditions contained in the Agency Agreement, as more fully described under the section entitled “Plan of Distribution” in this Prospectus Supplement. The terms of the Offering, including the offering price of the Units, were established in the context of the market and through arm’s length negotiations between the Company and the Agent, and may bear no relationship to the price that will prevail in the public marketplace. The Company has also engaged H.C. Wainwright & Co., LLC as its U.S. capital markets advisor (the “U.S. Capital Markets Advisor”) in connection with the Offering.

The common shares of the Company (the “Common Shares”) are listed and posted for trading on NASDAQ Capital Markets (“NASDAQ”) and the Canadian Securities Exchange (the “CSE”) under the symbol “DRUG”. On August 24, 2022, the last trading date before the date hereof, the closing price of the Common Shares as reported on NASDAQ was USD$1.98 per Common Share, and on CSE was $2.64 per Common Share. The completion of the Offering will be subject to the Company meeting the requirements of each of the CSE and NASDAQ.

	Price to the Public	Agent’s Commission(1)(2)	Net Proceeds to the Company(3)
Per Unit	$1.40	$0.098	$1.302
Total(4)(5)	$4,001,200	$280,084	$3,721,116

Notes:

(1)The Company will pay to the Agent a cash commission equal to 7% of the gross proceeds of the Offering, including the proceeds from the exercise of the Over-Allotment Option (as defined herein), if any, (the “Agent’s Commission”). The amounts set forth above assume the maximum Agent’s Commission of 7% is paid to the Agent. In addition to the Agent’s Commission, the Agent will receive compensation warrants (the “Compensation Warrants”) equal to 7% of the aggregate number of Units sold under the Offering (including any Additional Units (as defined herein) sold pursuant to the exercise of the Over-Allotment Option). Each Compensation Warrant will be exercisable to acquire one Unit (a “Compensation Unit”) at the Offering Price for a period of 24 months from the Closing Date. Each Compensation Unit will consist of one common share of the Company (a “Compensation Unit Share”) and one common share purchase warrant of the Company (“Compensation Unit Warrant”), each of which is exercisable into one common share of the Company (a “Compensation Unit Warrant Share”) at a price of $1.76 for a period of 24 months from the Closing Date, subject to adjustment in certain events. The Compensation Unit Warrants shall be issued under, and governed by, the terms of the Warrant Indenture. This Prospectus Supplement also qualifies the distribution of the Compensation Units. In addition, the Company will pay to the Agent a cash corporate finance fee equal to $50,000 (the “Corporate Finance Fee”).

(2)The Company will also (a) pay the U.S. Capital Markets Advisor a cash fee (the “US Advisory Fee”) equal to (i) 7% of the gross proceeds of the Offering derived from investors introduced by the U.S. Capital Markets Advisor to the Company who participate in the Offering, and (ii) 2.33% of the gross proceeds of the Offering from all other investors who participate in the Offering (including any gross proceeds raised on exercise of the Over-Allotment Option); and (b) issue the U.S. Capital Markets Advisor Compensation Warrants equal to (i) 7% of the number of Units sold to investors introduced by the U.S. Capital Markets Advisor to the Company, and (ii) 2.33% of the number of Units sold to all other investors in the Offering (including any Units issued on exercise of the Over-Allotment Option).

(3)After deducting the Agent’s Commission, but before deducting the Corporate Finance Fee, the US Advisory Fee and the expenses of this Offering, estimated to be approximately $200,000, which will be paid from the proceeds of the Offering.

(4)Assumes the Offering is fully subscribed.

(5) The Company has granted the Agent an option (the “Over-Allotment Option”) exercisable in whole or in part for a period of 30 days after and including the closing date of the Offering (the “Closing Date”) to cover over-allotments, if any, and for market stabilization purposes, to arrange for the sale of up to 428,700 additional Units (collectively, the “Additional Units”) at the Offering Price, each such Additional Unit comprised of one Common Share (each an “Additional Share” and, collectively, the “Additional Shares”) and one Warrant (an “Additional Warrant” and, collectively, the “Additional Warrants”). If the Over-Allotment Option is exercised in full, the Price to the Public, the Agent’s Commission and the Net Proceeds to the Company (before deducting the Corporate Finance Fee, the US Advisory Fee and the estimated expenses of the Offering) will be $4,601,380, $322,096.60 and $4,279,283.40, respectively. This Prospectus Supplement also qualifies (i) the grant of the Over-Allotment Option, and (ii) the distribution of the Additional Units issuable upon exercise of the Over-Allotment Option. See “Plan of Distribution”.

The following table sets forth the number of securities that have been issued or may be issued pursuant to the Over-Allotment Option and the Compensation Warrants:

Agent’s Position	Maximum Number of Securities Available	Exercise Period	Exercise Price or Acquisition Price
Over-Allotment Option	Up to 428,700 Additional Units	Up to 30 days from and including the Closing Date	$1.40 per Additional Unit
Compensation Warrants(1)(2)(3)	Up to 200,060 Compensation Units	24 months from the Closing Date	$1.40 per Compensation Unit

___________

Notes:

(1)This Prospectus Supplement also qualifies the distribution of the Compensation Warrants.

(2)Assumes the Offering is fully subscribed. If the Over-Allotment Option is exercised in full, the total “Maximum Number of Securities Available” will be 230,069Compensation Units.

(3)Excluding Compensation Units issuable to the U.S. Capital Markets Advisor.

The Company intends to take such action as required by the policies of the CSE to ensure the Common Shares, including any Additional Shares, Warrant Shares, Compensation Unit Shares and Compensation Unit Warrant Shares to be distributed under this Prospectus Supplement, are listed on the CSE. Further, the Company has provided notice to list the Common Shares to be distributed under this Prospectus Supplement on NASDAQ. Listing on NASDAQ is subject to the Company fulfilling all of the listing requirements of NASDAQ.

There is no market through which the Warrants may be sold and the Warrants will not be listed. Accordingly, purchasers may not be able to resell such Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See “Risk Factors”.

Due to the nature of the Company’s business, an investment in the Units involves a high degree of risk. You should carefully review the risks outlined in this Prospectus Supplement and in the documents incorporated by reference in this Prospectus Supplement and consider such risks in connection with an investment in the Units. See “Risk Factors” in this Prospectus Supplement and the accompanying Base Prospectus.

Unless the context otherwise requires, all references to the “Offering” in this Prospectus Supplement shall include the Over-Allotment Option and all references to the “Units”, “Unit Shares” and “Warrants” shall include Additional Units (and the Additional Shares and Additional Warrants comprising the Additional Units) issuable upon exercise of the Over-Allotment Option, as applicable.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Units qualified for distribution under this Prospectus Supplement (other than those offered or sold to certain persons in the United States or to persons who are acting for the account or benefit of such persons, which will be represented by individual definitive certificates bearing U.S. restrictive legends) will be available for delivery in book-entry form through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS at the closing of the Offering which is expected to occur on or about August 30, 2022 or such other date as may be agreed between the Company and the Agent (the “Closing Date”). Purchasers of Units will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the Units are purchased.

No securities offered under this Prospectus Supplement will be offered or sold in the Province of Quebec or any of the territories of Canada. Subject to applicable law, the Agent and any selling group members may offer the Units in such other jurisdictions outside of Canada as agreed between the Company and the Agent. See “Plan of Distribution”.

There is no underwriter involved in the Offering and the Offering is not underwritten or guaranteed by any person. The Agent, on behalf of the Company, and any selling group members conditionally offer the Units on a “best efforts” agency basis, subject to prior sale, if, as and when issued by the Company and accepted by the Agent in accordance with the conditions contained in the Agency Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters by McMillan LLP, on behalf of the Company, and by DLA Piper (Canada) LLP, on behalf of the Agent.

The Agent shall be permitted to appoint a soliciting dealer group of other registered dealers acceptable to the Company for the purpose of arranging for purchases of Units under the Offering.

Subject to applicable laws in connection with the Offering, the Agent may effect transactions intended to stabilize or maintain the market price for the Common Shares at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

You should rely on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Base Prospectus. The Company and the Agent have not authorized anyone to provide you with different information. The Company is not making an offer of the Units in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus Supplement or incorporated by reference in this Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus Supplement or the date of such documents incorporated by reference herein, as applicable.

Prospective investors should be aware that the acquisition, holding and the disposition of the securities described herein may have tax consequences both in the Canada and in the United States that may not be described fully in this Prospectus Supplement or the Base Prospectus. Prospective investors are urged to consult their own tax advisors with respect to their own particular circumstances. See “Certain Material Canadian Federal Income Tax Considerations”.

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The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, and that the majority of its officers and directors are residents of Canada.

Alan Kozikowski, Nils Bottler, Jeremy Fryzuk, and Jan Torleif Pedersen (the “Non-Resident D&O”) are directors and/or officers of the Company, and reside outside of Canada. They have appointed McMillan LLP at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The head office and the registered office of the Company is located at Suite 1500, 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia V6E 4N7.

5

Prospectus Supplement

Page

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND

THE BASE PROSPECTUS6

MARKETING MATERIALS6

MARKET AND INDUSTRY DATA7

FORWARD-LOOKING STATEMENTS AND FINANCIAL OUTLOOK INFORMATION7

CURRENCY PRESENTATION9

DOCUMENTS INCORPORATED BY REFERENCE10

THE BUSINESS11

CONSOLIDATED CAPITALIZATION13

USE OF PROCEEDS14

PLAN OF DISTRIBUTION15

DESCRIPTION OF SECURITIES BEING DISTRIBUTED18

PRIOR SALES21

TRADING PRICE AND VOLUME21

RISK FACTORS22

ELIGIBILITY FOR INVESTMENT25

CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS26

LEGAL MATTERS30

AUDITORS, TRANSFER AGENT AND REGISTRAR30

INTEREST OF EXPERTS30

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION31

CERTIFICATE OF THE COMPANY1

CERTIFICATE OF THE AGENT2

Base Prospectus

GENERAL MATTERS5

ABOUT THIS PROSPECTUS5

DOCUMENTS INCORPORATED BY REFERENCE5

MARKET AND INDUSTRY DATA7

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION7

CURRENCY PRESENTATION10

OUR BUSINESS10

THE SELLING SECURITYHOLDERS20

USE OF PROCEEDS20

CONSOLIDATED CAPITALIZATION20

PLAN OF DISTRIBUTION21

DESCRIPTION OF SECURITIES BEING DISTRIBUTED23

PRIOR SALES27

TRADING PRICE AND VOLUME28

RISK FACTORS29

CERTAIN INCOME TAX CONSIDERATIONS40

INTEREST OF EXPERTS40

AUDITOR40

TRANSFER AGENT AND REGISTRAR40

WHERE YOU CAN FIND ADDITIONAL INFORMATION40

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION41

CONTRACTUAL RIGHTS OF RESCISSION41

CERTIFICATE OF THE COMPANY42

6

IMPORTANT NOTICE ABOUT THE INFORMATION
IN THIS PROSPECTUS SUPPLEMENT AND THE BASE PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and securities being distributed hereunder and also adds to and updates information contained in the Base Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Base Prospectus. The second part is the Base Prospectus, which provides more general information. This Prospectus Supplement is deemed to be incorporated by reference into the Base Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Base Prospectus. See “Documents Incorporated by Reference”.

The Company has filed the Base Prospectus with the securities commissions in each of the provinces of Canada, other than Quebec (the “Qualifying Jurisdictions”), in order to qualify the offering of the securities described in the Base Prospectus in accordance with National Instrument 44-102 – Shelf Distributions (“NI 44-102”). The British Columbia Securities Commission issued a receipt dated June 7, 2021 in respect of the final Base Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 – Passport System, and each of the other commissions in the Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Prospectus. If the description of the Units, Unit Shares and Warrants varies between this Prospectus Supplement and the Base Prospectus, you should rely on the information in this Prospectus Supplement. To the extent that any statement made in this Prospectus Supplement differs from those in the Base Prospectus, the statements made in the Base Prospectus and the information incorporated by reference herein and therein are deemed modified or superseded by the statements made by this Prospectus Supplement. The Company has not authorized any other person to provide investors with additional or different information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it.

You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Base Prospectus is accurate as of any date other than the date of the document in which such information appears. The Company’s business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Base Prospectus and information incorporated by reference herein and therein.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Market data and certain industry forecasts used in this Prospectus Supplement, the accompanying Base Prospectus and the documents incorporated by reference in this Prospectus Supplement and the accompanying Base Prospectus were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. Neither the Company nor the Agent has independently verified such information, and they do not make any representation as to the accuracy of such information. The links included in this Prospectus Supplement are included as inactive textual reference for reference purposes only and the information on or connected to these websites is not part of, or incorporated by reference into, this Prospectus Supplement.

In this Prospectus Supplement, “Bright Minds”, “we”, “us” and “our” refer, collectively, to Bright Minds Biosciences Inc. and its subsidiaries on a consolidated basis.

MARKETING MATERIALS

In connection with the Offering, the Agent used the Term Sheet (as hereinafter defined) (the “Marketing Materials”) as “marketing materials” (as such term is defined under applicable Canadian securities laws). The Marketing Materials do not form part of this Prospectus Supplement or the Base Prospectus to the extent that the contents of

7

the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed on SEDAR before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.

MARKET AND INDUSTRY DATA

This Prospectus Supplement and the accompanying Base Prospectus includes market data and forecasts concerning the industry and markets in which the Company operates. Although the Company is responsible for the disclosure contained in this Prospectus Supplement and the accompanying Base Prospectus, in some cases the Company relies on and refers to market data and certain industry forecasts that were obtained from third party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that it believes to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this Prospectus Supplement and the accompanying Base Prospectus are based on independent industry publications, reports by market research firms or other published independent sources and other externally obtained data that the Company believes to be reliable. Any such market data, information or forecast may prove to be inaccurate because of the method by which it was obtained or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties, including those discussed under the captions “Risk Factors”. As a result, although the Company believes that these sources are reliable, it has not independently verified the information.

FORWARD-LOOKING STATEMENTS AND FINANCIAL OUTLOOK INFORMATION

This Prospectus Supplement and the accompanying Base Prospectus, including the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of applicable Canadian securities legislation and U.S. securities legislation that may not be based on historical fact. Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing and other information that is not historical information. These statements appear in a number of different places in this Prospectus Supplement and can often be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements are necessarily based on estimates and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These forward-looking statements include, among other things, statements relating to:

•the duration and effects of COVID-19 and any other pandemics on the Company’s workforce, business, operations and financial condition;

•the Company’s expectations regarding the achievement of clinical and regulatory milestones;

•the executive compensation of the Company;

•the composition of the board of directors (the “Board”) and management of the Company;

•the Company’s expectations regarding its revenue, expenses and research and development operations;

•the Company’s anticipated cash needs and its needs for additional financing;

•the use by the Company of the net proceeds raised from the Offering, including as to achieving the related business objectives described herein;

•expectations of the timing and completion of the Offering and the listing of the Unit Shares, the Warrant Shares and the Compensation Unit Shares (including those issuable upon any exercise of the Over-Allotment Option) on the CSE and NASDAQ, as applicable;

•the Company’s intention to grow the business and its operations;

•expectations with respect to the success of its research and development of serotonergic therapeutics;

•expectations regarding growth rates, growth plans and strategies of the Company;

8

•expectations that the provisional patent applications will be refiled as regular patent applications or new provisional patent applications 12 months from their filing dates;

•the Company’s strategy with respect to the expansion and protection of its intellectual property;

•the medical benefits, safety, efficacy, dosing and consumer acceptance of serotonergic therapeutics;

•the Company’s ability to comply with provincial, federal, local and regulatory agencies in the United States, Canada and other jurisdictions in which the Company operates;

•the Company’s competitive position and the regulatory environment in which the Company operates;

•the Company’s expected business objectives for the next 12 months;

•the Company’s plans with respect to the payment of dividends;

•beliefs and intentions regarding the ownership of material trademarks and domain names used in connection with the design, production, marketing, distribution and sale of the Company’s products and services; and

•the Company’s ability to obtain additional funds through the sale of equity or debt commitments.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect.  The material factors and assumptions used to develop the forward-looking statements contained in this Prospectus Supplement and in and the documents incorporated herein by reference include, without limitation:

•obtaining the necessary regulatory approvals;

•that regulatory requirements will be maintained;

•general business and economic conditions;

•the duration of COVID-19 and the extent of its economic and social impact;

•the Company’s ability to successfully execute its plans and intentions;

•the availability of financing on reasonable terms;

•the Company’s ability to attract and retain skilled staff;

•market competition;

•the products, services and technology offered by the Company’s competitors; and

•that the Company’s current good relationships with the Company’s suppliers, service providers and other third parties will be maintained.

Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Unit should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors” and described in the Base Prospectus, which include:

•limited operating history;

•the Company’s actual financial position and results of operations may differ materially from the expectations of the Company’s management;

•the Company may be required to obtain and maintain certain permits, licenses, and approvals in the jurisdictions where its products or technologies are being researched, developed, or commercialized;

•the Company may encounter substantial delays or difficulties with its clinical trial;

•clinical trials are very expensive, time consuming and difficult to design and implement;

•the Company may not be successful in its efforts to identify, license or discover additional product candidates;

9

•risks associated with the development of the Company’s products which are at early stages of development;

•there is no assurance that the Company will turn a profit or generate immediate revenues;

•the continued operation of the Company as a going concern;

•the Company’s intellectual property and licenses thereto;

•the Company not achieve timelines for project development set out in this Prospectus Supplement;

•the Company faces product liability exposure;

•the Company has international operations, which subject the Company to risks inherent with operations outside of Canada;

•exchange rate fluctuations between the U.S. dollar and the Canadian dollar;

•changes to patent laws or the interpretation of patent laws;

•the risk of patent-related or other litigation;

•the Company may not be able to enforce its intellectual property rights throughout the world;

•the lack of product for commercialization;

•the lack of experience of the Company/management in marketing, selling, and distribution products;

•the size of the Company’s target market is difficult to quantify;

•potentials for conflicts of interest for the Company’s officers and directors;

•in certain circumstances, the Company’s reputation could be damaged;

•negative operating cash flow;

•need for additional financing;

•uncertainty and discretion of use of proceeds;

•the potential for a material weakness in the Company’s internal controls over financial reporting;

•difficulties with forecasts;

•market price of Common Shares and volatility;

•no market for the Warrants; and

•dilution of Common Shares.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements. The assumptions referred to above and described in greater detail under “Risk Factors” should be considered carefully by readers.

The Company’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this Prospectus Supplement (or as of the date they are otherwise stated to be made). Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We do not undertake to update or revise any forward-looking statements, except as, and to the extent required by, applicable securities laws in Canada. The forward-looking statements contained in this Prospectus Supplement, the accompanying Base Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

CURRENCY PRESENTATION

In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all references to “$” or CAD$ are to Canadian dollars. U.S. dollars are denoted as “USD$.” On August 25, 2022, the daily exchange rate for the United States dollar in terms of the Canadian dollar, as quoted by the Bank of Canada, was USD$1.00 = $1.2937.

10

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Base Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commission in each of the provinces of Canada, other than Quebec (the “Securities Commissions”), or similar authorities in Canada. Copies of the documents incorporated herein by reference may also be obtained on request without charge from Bright Minds Biosciences Inc., Suite 1500-1055 West Georgia Street, Vancouver, British Columbia V6E 4N7. In addition, copies of the documents incorporated by reference herein may be obtained from the Securities Commissions or similar authorities in the provinces and territories of Canada electronically on SEDAR, at www.sedar.com.

The following documents or portions of documents filed with the Securities Commissions or similar authorities in the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

•the Company’s annual report on Form 20-F dated December 29, 2021 for the fiscal year ended September 30, 2021 (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form), which includes the Company’s audited consolidated financial statements, and the notes thereto for the years ended September 30, 2021 and September 30, 2020, together with the auditors’ report thereon, and the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended September 30, 2021 (collectively, the “Annual Report”);

•the unaudited condensed interim consolidated financial statements of the Company, and the notes thereto, for the three and nine months ended June 30, 2022 and 2021, as filed on SEDAR on August 12, 2022;

•the management’s discussion and analysis of financial condition and results of operations for the nine months ended June 30, 2022, as filed on SEDAR on August 12, 2022;

•the management information circular of the Company dated February 22, 2022 distributed in connection with the Company’s annual general of shareholders to be held on March 24, 2022, as filed on SEDAR on March 1, 2022; and

•the template version of the term sheet dated August 25, 2022 in connection with the Offering (together, the “Term Sheet”).

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of this Prospectus Supplement and before withdrawal or completion of the Offering, will be deemed to be incorporated by reference into this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this Prospectus Supplement, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

Any statement contained in this Prospectus Supplement or in the accompanying Shelf Prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission

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for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Shelf Prospectus.

Upon a new annual information form, or a new annual report on Form 20-F, as applicable, and the related annual financial statements and accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this prospectus supplement is effective, the previous annual information form or annual report on Form 20-F, as applicable, the previous annual financial statements and all interim financial statements, and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form or annual report on Form 20-F is filed shall be deemed to no longer be incorporated into the Prospectus Supplement for purposes of offers and sales of Units under this Prospectus Supplement. Upon interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, all interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus Supplement for purposes of offers and sales of Units under this Prospectus Supplement. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus Supplement for offers and sales of Units under this Prospectus Supplement.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the accompanying Base Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the accompanying Base Prospectus, and we disclaim any such incorporation by reference.

THE BUSINESS

The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference and does not contain all of the information about the Company and its business that should be considered before investing in the securities. This Prospectus Supplement, the accompanying Base Prospectus, and the documents incorporated by reference herein and therein should be reviewed and considered by prospective purchasers in connection with their investment in the securities.

The Company was incorporated under the Business Corporations Act (British Columbia) on May 31, 2019, under the name “1210954 B.C. Ltd.” and changed its name to “Bright Minds Biosciences Inc.” on March 6, 2020.

The head office of the Company is 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7 and the registered and records office of the Company is 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7. The Company’s Common Shares are listed on the CSE and NASDAQ under the trading symbol “DRUG”.

The Company has three wholly owned subsidiaries, Bright Minds Biosciences LLC, incorporated pursuant to the laws of the State of Delaware, Bright Minds Biosciences Pty Ltd., incorporated pursuant to the laws of Australia, and PsilocybinLabs Ltd., incorporated pursuant to the laws of the province of British Columbia, which is not a material subsidiary to the Company.

Summary Description of the Business

The Company is a biotechnology company dedicated to developing the next-generation therapeutics to improve the lives of patients with severe and life-altering diseases. The Company is focused on new chemical entities (NCEs) for a variety of central nervous system disorders, including but not limited to pediatric epilepsies, as well as other neuro-

12

psychiatric disorders, including but not limited to depression. The Company’s R&D efforts focus on medical indications based on its expertise in 5-HT (serotonin) mediated diseases.

Targeted Next Generation CNS and Neuro-Psychiatric Therapies

Serotonin (5-HT) is the most prominent neurotransmitter in the brain and modulates many biological functions. Dysfunction of serotonin receptors, transporters, and associated neurocircuits is fundamental to many diseases including epilepsies and neuro-psychiatric disorders such as depression. The class of medications known as selective serotonin reuptake inhibitors (“SSRIs”), such as Prozac®, Zoloft®, and Lexapro®, are widely used in the treatment of depression with a market of US$14.3 Billion1. Similarly, other serotoninergic drugs are widely used in the treatment of pain (Triptans in migraine)2, Alzheimer’s and Parkinson’s disease related psychosis (Pimavanserin)3, and seizures (Fintepla)4. The off-label use of psilocybin extracts in depression and cluster headache, as well as encouraging clinical trial data with psilocybin and MDMA in depression and PTSD illustrate the potential for advancing serotoninergic therapies in neuropsychiatry and pain. The full potential of serotonin-based therapeutics has not been achieved due to the lack of medications that are selective and specific to certain serotonin receptor subtypes that are fundamental to disease pathology, without non-specific effects, or other offtarget effects on other serotonin receptors in the body that are associated with cardiac toxicities and have resulted in previous drugs being withdrawn from the market.

Bright Minds has a portfolio of patented, selective serotonin (5-HT2C and 5-HT2C/A-receptor subtypes) agonists that were identified using high-throughput screening methods in combination with advanced molecular modeling techniques to interrogate the interaction between the drug and its targeted receptors to increase downstream signaling while avoiding off-target effects.

Additional information regarding the business of the Company or its operation can be found in the Annual Report and the other documents incorporated by reference into this Prospectus Supplement.

Recent Developments Relating to the Company’s Business

Since the start of 2022, the Company has filed three United States provisional applications and one international patent application pursuant to the Patent Cooperation Treaty. A summary of the patent filings in 2022 to date is provided as follows:

Serial Number	Title	Filing Date

1Research and Markets, “Global Antidepressants Market (2020 to 2030) - COVID-19 Implications and Growth” (21 April 2020), online: Intrado GlobeNewswire <https://www.globenewswire.com/news-release/2020/04/21/2019282/0/en/Global-Antidepressants-Market-2020-to-2030-COVID-19-Implications-and-Growth.html>.

2Samar Nicolas & Diala Nicolas, “Triptans” (26 May 2020), online: National Center for Biotechnology Information <https://www.ncbi.nlm.nih.gov/books/NBK554507/>.

3Cerner Multum, “Pimavanserin” (5 February 2020), online: Drugs.com <https://www.drugs.com/mtm/pimavanserin.html>.

4“Fintepla FDA Approval History” (accessed 5 May 2021), online: Drugs.com <https://www.drugs.com/history/fintepla.html>.

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US 63/296,430	Phenethylamines and Methods of Preparation Thereof	January 4, 2022
US 63/338,842	Heterocyclic Compounds and Methods of Preparation Thereof	May 5, 2022
US 63/338,889	Heterocyclic Compounds and Methods of Preparation Thereof	May 6, 2022
PCT/CA2022/050833	Heterocyclic Compounds and Methods of Preparation Thereof	May 25, 2022

The Company also has another international patent application pursuant to the Patent Cooperation Treaty, namely PCT/CA2021/050336 filed in 2021, that remains pending.

In addition to investigating pharmaceutical compounds comprising an indole scaffolding, the Company has also begun focusing its attention on pharmaceutical compounds comprising an imidazole scaffolding and has identified a class of such compounds that it is interested in investigating further.

Further, on March 14, 2022, the Company announced the successful completion of 28-day repeat-dose toxicity studies for its lead product, BMB-101. Importantly, there were no major toxicological findings after twice daily oral administration of BMB-101 throughout the study period. The studies were conducted by the Company’s contract research partner, ITR Laboratories Canada in Baie d’Urfé, Québec, Canada. Repeat-dose oral toxicity studies were conducted in mice and dogs. These Good Laboratory Practice (GLP) compliant studies found that BMB-101, at doses up to 40 and 30 mg/kg/day in mice and dogs, respectively, were well tolerated at all dose levels. These data provide new information on a lack of major toxic effects after 28 days, including a lack of any effect to target organs. A no-observed-adverse-effect level (NOAEL) was identified in both species, which will be used in selecting starting dose levels and for establishing safety criteria for human exposure.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at June 30, 2022, the date of the Company’s most recently filed financial statements, as at such date after given effect to the Offering, and as at such date after given effect to the Offering and the exercise of the Over-Allotment Option. This table should be read in conjunction with the consolidated financial statements of the Company and the related notes and management’s discussion and analysis of financial condition and results of operations in respect of those statements that are incorporated by reference in this Prospectus Supplement.

	As at June 30, 2022	As at June 30, 2022 after giving effect to the Offering(1)	As at June 30, 2022 after giving effect to the Offering and the Over-Allotment Option(1)
Share Capital (Common Shares - Authorized: unlimited)	$27,188,870 11,871,861	$30,379,902 14,729,861 Common Shares	$30,896,057 15,158,561 Common Shares
Warrants	3,961,704	7,086,451	7,555,163
Stock Options	935,807	935,807	935,807
RSUs	540,000	540,000	540,000
Deficit	($21,213,783)	($21,213,783)	($21,213,783)
Equity Reserves	$2,447,107	$2,447,107	$2,447,107
Total Shareholders’ Equity	$8,434,194	$11,625,226	$15,332,413

Notes:

(1)Assuming the U.S. Capital Markets Advisor is issued Compensation Warrants equal to 2.33% of Units issued.

USE OF PROCEEDS

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The net proceeds to be received by the Company from the sale of the Units (assuming the Offering is fully subscribed), after deducting the Agent’s Commission, the Corporate Finance Fee, the US Advisory Fee (assuming the U.S. Capital Markets Advisor does not introduce any investors to the Offering) and expenses of the Offering in the estimated amount of $200,000, will be (i) $3,377,888.04, if the Over-Allotment Option is not exercised, and (ii) $3,922,071.25, if the Over-Allotment Option is exercised in full.

The Company intends to use the net proceeds from the Offering as follows, which includes certain expenditures incurred in the past months:

Use of Proceeds	Amount(1)
Preclinical Development Activities	$1,000,000
Clinical Development Activities	$2,200,000
General Working Capital	$177,888.04
Total	$3,377,888.04

Notes:

(1)Assumes the Offering is fully subscribed and the Over-allotment option is not exercised. Any amount in excess of the estimated net proceeds described in this table due to exercise of the Over-Allotment Option or reduction in estimated expenses of the Offering is anticipated to be credited towards general working capital.

Although the Company intends to use the net proceeds of the Offering as set forth above, the actual allocation of the net proceeds may vary depending on future developments or unforeseen events, including developments or events resulting from the COVID-19 outbreak. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under “Risk Factors”.

Until applied, the net proceeds of the Offering will be held as cash balances in the Company’s bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province or territory thereof. Unallocated funds from the Offering will be added to the working capital of the Company, and will be expended at the discretion of management. See” Risk Factors”.

The Company has no history of revenue from its operating activities. During the nine months ended June 30, 2022 the Company had negative cash flow from operating activities, reported a net comprehensive loss of $12,003,926 and net loss per share of $1.01. The Company anticipates it will continue to have negative cash flow from operating activities and net losses in future periods. A portion of the proceeds from the Offering will be used to fund negative cash flow from operating activities in future periods. See “Risk Factors”.

Business Objectives and Milestone

The net proceeds of the Offering are expected to allow the Company to:

Business Objective	Significant Events	Expected Timing	Expected Use of Capital(1)

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IND enabling toxicology studies	Successful completion evaluating safety and tolerability of a proposed drug candidate	First Half of 2023	$1,900,000
Initiate phase 1/2 of clinical trials	Patient dosing and monitoring of multiple cohorts to evaluate safety and tolerability	Second Half of 2023	$2,200,000

Notes:

(1)Portions of the capital described in respect of these business objectives are pre-funded through the Company’s current cash reserves, and do not form part of the use of proceeds described above.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, the Company has engaged the Agent to act as its agent to offer for sale to the public on a “best efforts” agency basis up to 2,858,000 Units at the Offering Price for gross proceeds of up to $4,001,200. The Agent has agreed to assist with the Offering on an agency basis and is not obligated to purchase any Units for its own account. The terms of the Offering were established in the context of the market and through arm’s-length negotiations between the Company and the Agent. Among the factors considered in determining such terms were prevailing market conditions, the historical performance and capital structure of the Company, the Agent’s estimates of the business potential of the Company, the availability of comparable investments, an overall assessment of management of the Company and the consideration of the foregoing factors in relation to market valuation of companies in related businesses. There is no minimum amount of funds that must be raised under the Offering. This means that the Company could complete the Offering after raising only a small proportion of the Offering set out above.

The obligations of the Agent under the Agency Agreement are subject to certain closing conditions and may be terminated by the Agent by notice to the Company given prior to the Closing Date if any of the following events occurs at or prior to the Closing Date: (i) the due diligence investigations performed by the Agent or its representatives reveal any material information or fact which, in the sole opinion of the Agent, is materially adverse to the Company or its business, or materially adversely affects the price or value of the securities underlying the Units; (ii) there shall be any material change or a change in any material fact or a new material fact shall arise or there should be discovered any previously undisclosed material fact required to be disclosed or any amendment thereto, in each case, that has or would be expected to have, in the sole opinion of the Agent, acting reasonably, a significant adverse change or effect on the business or affairs of the Company or on the market price or the value of the securities of the Corporation; (iii) there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism, pandemic, the COVID-19 pandemic or accident) or major financial occurrence of national or international consequence or a new or change in any law or regulation which in the sole opinion of the Agent, acting reasonably, seriously adversely affects or involves or may seriously adversely affect or involve the financial markets in Canada and the United States generally or the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company; (iv) any order to cease or suspend trading in any securities of the Company or prohibiting or restricting the distribution of its Common Shares, is made or proceedings are announced or commenced for the making of any such order, by any securities commission or similar regulatory authority, stock exchange on which the securities of the Company are listed or by any other competent authority, and has not been rescinded, revoked or withdrawn; (v) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Corporation or any of its principal shareholders where wrongdoing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including the CSE or securities authority; (vi) there is any change of law, regulation, or policy or interpretation or administration thereof, if, in the sole opinion of the Agent, acting reasonably, the announcement or commencement thereof or change, as the case may be, materially adversely affects the trading or distribution of the securities of the Company; (vii) the Company is in breach of a term, condition or covenant of the Agency Agreement or any representation or warranty given by

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the Company in the Agency Agreement is or becomes false in any material respect; or (viii) the state of the financial markets in Canada or elsewhere where it is planned to market the Units is such that in the reasonable opinion of the Agent the Units cannot be profitably marketed. While the Agent has agreed to use its best efforts to sell the Units, the Agent is not obligated to purchase any Units not sold.

The Offering is not underwritten or guaranteed by any person. The Offering is made on a best efforts basis by the Agent who conditionally offer the Units, if, as and when issued by the Corporation and accepted by the Agent, in accordance with the terms and conditions contained in the Agency Agreement. All funds received from the subscription for the Units will be deposited and held by the Agent pursuant to the terms and conditions of the Agency Agreement and will not be released until the Agents have consented to such release.

Each Unit will consist of one Unit Share and one Warrant. Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Warrant Share at an exercise price of $1.76 per Warrant Share until 4:00 p.m. (Pacific time) on the date that is 24 months following the Closing Date. The Warrants will be created and issued pursuant to the terms of the Warrant Indenture to be dated as of the Closing Date between the Company and the Warrant Agent. The Warrant Indenture will contain provisions designed to protect holders of the Warrants against dilution upon the happening of certain events. No fractional Warrants will be issued and no cash consideration will be paid in lieu of fractional shares issued upon exercise of a Warrant. See “Description of Securities Being Distributed – Warrants”.

The Company intends to take such action as required by the policies of the CSE to ensure the Unit Common Shares (including Additional Shares issuable on exercise of the Over-Allotment Option) to be distributed under this Prospectus Supplement (including Warrant Shares, Additional Shares, Compensation Unit Shares and Compensation Unit Warrant Shares) are listed on the CSE. Further, the Company has provided notice to list the Unit Common Shares (including the Warrant Shares, Additional Shares, Compensation Unit Shares and Compensation Unit Warrant Shares issuable on exercise of the Over-Allotment Option) to be distributed under this Prospectus Supplement on NASDAQ. Listing on NASDAQ is subject to the Company fulfilling all of the listing requirements of NASDAQ.

If the maximum Offering amount is raised in full, the total price to the public, Agent’s Commission and net proceeds to the Company will be approximately $4,001,200, $280,084 and $3,721,116, respectively (before deducting the Corporate Finance Fee, the U.S. Advisory Fee and the estimated expenses of the Offering of $200,000).

The Company has granted the Agent the Over-Allotment Option exercisable in whole or in part for a period of 30 days following Closing to cover over-allotments, if any, and for market stabilization purposes, to arrange for the sale of up to 428,700 Additional Units at the Offering Price. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the distribution of the Additional Units issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Additional Units forming part of the Agent’s over-allocation position acquires those Additional Units under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In consideration for its services in connection with the Offering, the Agent will be paid the Agent’s Commission equal to 7% of the gross proceeds of the Offering ($0.098 per Unit, for an aggregate fee payable by the Company of $280,084 exclusive of any exercise by the Company of the Over-Allotment Option). In addition, the Company has agreed to issue to the Agent on the Closing Date the Compensation Warrants, entitling the Agent to subscribe for such number of Compensation Units as is equal to 7% of the number of Units sold under the Offering. Each Compensation Unit consists of one Compensation Unit Share and one Compensation Unit Warrant, each of which is exercisable into one Compensation Unit Warrant Share at a price of $1.76 for a period of 24 months from the Closing Date. This Prospectus Supplement also qualifies the distribution of the Compensation Warrants. The Agent’s Commission will be paid and additional Compensation Warrants will be issued to the Agent in respect of any Additional Units issued in connection with the exercise of the Over-Allotment Option. The Company will also pay the Agent the Corporate Finance Fee.

The Company will also (a) pay the U.S. Capital Markets Advisor a cash fee equal to (i) 7% of the gross proceeds from investors introduced by the U.S. Capital Markets Advisor to the Company who participate in the Offering, and (ii) 2.33% of the gross proceeds from all other investors who participate in the Offering (including any gross proceeds

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raised on exercise of the Over-Allotment Option); and (b) issue the U.S. Capital Markets Advisor Compensation Warrants equal to (i) 7% of the number of Units sold to investors introduced by the U.S. Capital Markets Advisor to the Company, and (ii) 2.33% of the number of Units sold to all other investors in the Offering (including any Units issued on exercise of the Over-Allotment Option).

The Company has agreed to indemnify the Agent and its affiliates, and their respective directors, officers, partners, employees and agents thereof against certain civil liabilities and expenses and to contribute to payments that the Agent may be required to make in respect thereof.

The Units, Unit Shares, Warrants and Warrant Shares have not been registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons or persons in the United States, except that the Units may be offered on a private placement basis by the Agent acting through its U.S. registered broker-dealer affiliates to “accredited investors” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act (“Accredited Investors”), provided that such offers and sales are made in accordance with section 4(a)(2) of the U.S. Securities Act and/or Rule 506(b) of Regulation D under the U.S. Securities Act, in each case in compliance with similar exemptions under applicable state securities laws (collectively, the “U.S. Private Placement”). Securities issued pursuant to the U.S. Private Placement will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act subject to certain restrictions on transfer set forth therein, and will be represented by definitive certificates or other instruments bearing a legend regarding such restrictions. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the Units in the United States or to, or for the account or benefit of, U.S. persons or persons in the United States. The terms “United States” and “U.S. person” are as defined in Regulation S (“Regulation S”) under the U.S. Securities Act.

Moreover, the Agency Agreement provides that the Agent may offer and sell the Units, and any Unit Share or Warrant underlying such Units, outside the United States to purchasers that are neither U.S. persons nor purchasing for the account or benefit of U.S. persons or persons in the United States, only in accordance with Rule 903 of Regulation S. The Agent has agreed that, except as permitted in the Agency Agreement, it will not offer or sell the Units within the United States or to, or for the account or benefit of, U.S. persons or persons in the United States. In addition, until 40 days after the Closing Date, an offer or sale of the Units distributed under the Offering within the United States or to a U.S. Person or person in the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from such registration requirements.

The Company will agree under the Agency Agreement that, for a period of 90 days from the Closing Date, it will not, without the prior written consent of the Agent, , issue, agree to issue, or announce any intention to issue any Common Shares or any securities convertible into or exchangeable for Common Shares, other than issuances pursuant to: (i) the exchange, transfer, conversion or exercise rights of existing outstanding securities; (ii) the exchange, transfer, conversion or exercise rights of existing outstanding securities; (iii) an arm’s length acquisition (including to acquire assets or intellectual property rights; or (iv) the Offering.

In addition, the Company has agreed to use its best efforts to cause each of the Company’s officers and directors to enter into lock-up agreements in favour of the Agent pursuant to which each will agree, for a period of 90 days from the Closing Date, to not, directly or indirectly, without the prior written consent of the Agent, such consent to not be unreasonably withheld, offer, sell, contract to sell, lend, swap or enter into any other agreement to transfer the economic consequences of, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, or publicly announce any intention to do any of the foregoing, any Common Shares or securities convertible or exchangeable into Common Shares (“Convertible Securities”), whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, subject to customary carve outs and exceptions.

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In connection with the Offering, the Agent may over-allot or effect transactions that maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Subscriptions for Units will be received by the Agent subject to rejection or allotment in whole or in part by the Agent and the Agent reserves the right to close the subscription books at any time without notice. Other than securities issued in connection with the sale of Units in the United States or to, or for the account or benefit of, U.S. persons or persons in the United States, which may be represented by physical certificates or other instruments bearing a U.S. restrictive legend in customary form, the securities qualified hereunder will be issued in registered or electronic form to CDS or its nominee and deposited with CDS, in each case against payment of the aggregate purchase price for such securities, less applicable commissions. Purchasers of Units which are issued in registered or electronic form to CDS or its nominee and deposited with CDS will receive only a customer confirmation from the registered dealer through which such Units are purchased.

The Units will be offered in each of the province of Canada, other than Quebec, through the Agent or its affiliates who are registered to offer the Units for sale in such provinces and such other registered dealers as may be designated by the Agent in accordance with the Agency Agreement.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Authorized Capital

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, there were 12,351,861 Common Shares issued and outstanding as fully paid and non-assessable shares in the capital of the Company.

Common Shares

The holders of Common Shares are entitled to dividends, if, as and when declared by the Board, to one vote per Common Share at the meetings of shareholders of the Company, and upon liquidation, to receive such assets of the Company as are distributable to the holders of Common Shares.

Warrants

The Warrants (including any Compensation Unit Warrants issuable upon exercise of the Compensation Warrants) will be governed by the terms of the warrant indenture (the “Warrant Indenture”) to be entered into between the Company and Computershare Trust Company of Canada (the “Warrant Agent”) and dated the Closing Date. The following summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants which will be filed by the Company under its corporate profile on SEDAR following the closing of the Offering. A register of holders will be maintained at the principal offices of the Warrant Agent in Vancouver, British Columbia.

The Unit Shares and the Warrants comprising the Units will separate upon the closing of the Offering. Each Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Warrant Share at an exercise price of $1.76 until 4:00 p.m. (Pacific time) on the date that is 24 months following the Closing Date, subject to certain exceptions and the terms of the Warrants, after which time the Warrants will be void and of no value.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(a)if, at any time during the Adjustment Period (as such term will be defined in the Warrant Indenture), the Company shall:

a.issue Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of the Common Shares by way of a stock dividend or other

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distribution (other than a distribution of Common Shares upon the exercise of any Warrants or options outstanding as of the date of the Warrant Indenture);

b.subdivide, re-divide or change the Common Shares into a greater number of Common Shares; or

c.consolidate, reduce or combine the Common Shares into a lesser number of Common Shares;

(collectively, a “Share Reorganization”, as such term will be defined in the Warrant Indenture)

(b)if and whenever at any time during the Adjustment Period (as such term will be defined in the Warrant Indenture), the Company shall fix a record date for the issuance of rights, options or warrants to all or substantially all of the holders of the Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per Common Share (or having a conversion or exchange price per Common Share) less than 95% of the “Current Market Price” (“Current Market Price” will be defined in the Warrant Indenture as the weighted average of the trading price per Common Share for such Common Shares for each day there was a closing price for the twenty consecutive Trading Days (as such term will be defined in the Warrant Indenture) ending three days prior to such date on the CSE) for the Common Shares on such record date (a “Rights Offering”, as such term will be defined in the Warrant Indenture); and

(c)if and whenever at any time during the Adjustment Period (as such term will be defined in the Warrant Indenture), the distribution to all or substantially all of the holders of the Common Shares of (i) securities of any class, whether of the Company or any other entity (other than Common Shares); (ii) rights, options or warrants to subscribe for or to purchase Common Shares, or other securities convertible into or exchangeable for Common Shares (other than a “Rights Offering”, as such term will be defined in the Warrant Indenture); (iii) evidence of indebtedness; or (iv) any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events at any time during the Adjustment Period (as such term will be defined in the Warrant Indenture):

(a)reclassifications of the Common Shares or capital reorganizations, other than a Share Reorganization;

(b)reclassifications, changes, capital reorganizations, consolidations, amalgamations, arrangements or mergers of the Company with or into any other body corporate, trust, partnership or other entity; or

(c)the transfer, sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity.

No adjustment in the exercise price or the number of Warrant Shares issuable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price.

The Company will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to the Warrant Agent and to the holders of the Warrants of certain stated events, including events that would result in an adjustment to the Exercise Price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants. The notice shall be given in each case not less than 14 days prior to any such applicable record date. If notice has been given and the adjustment is not then determinable, the Company shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and give notice to the holders of the Warrants of such adjustment computation.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants and no compensation will be paid in lieu of fractional Warrant Shares. Except as may be specifically provided in the Warrant Indenture, nothing in the Warrant Indenture or in the holding of a Warrant certificate, entitlement to a Warrant or otherwise, shall, in itself, confer or be construed as conferring upon holders of Warrants any right or interest whatsoever as a shareholder of

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the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings the Company’s shareholders or any other proceedings of the Company, or the right to dividends and other allocations.

The Warrant Indenture will provide that, from time to time, the Warrant Agent may amend or supplement the Warrant Indenture for certain purposes, without the consent of the holders of the Warrants, including curing defects or inconsistencies that do not prejudice the rights of any holder of Warrants or the Warrant Agent. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the holders of Warrants may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either: (i) proposed at a meeting of the holders of Warrants duly convened for that purpose and held in accordance with the provisions of the Warrant Indenture at which there are holders of Warrants present in person or by proxy representing of at least 20% of the aggregate number of Common Shares that could be acquired on exercise of the Warrants and passed by an affirmative vote of such holders of Warrants representing not less than 66 2/3% of the aggregate number of Common Shares that could be acquired on exercise of the Warrants at the meeting and voting on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of the then outstanding Warrants.

The Warrants and the Warrant Shares issuable upon the exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or any state securities laws. The Warrants will not be exercisable in the United States, or by, or on behalf of, a person in the United States or a U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act), nor will any certificates representing the Warrant Shares issuable upon exercise of the Warrants be delivered to an address in the United States, absent an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Compensation Warrants

The Company has agreed to issue the Compensation Warrants, the distribution of which are qualified by this Prospectus. The Compensation Warrants will be exercisable for a period of 24 months following the Closing Date at an exercise price of $1.40, subject to adjustment in certain events. The terms of the Compensation Warrants will set out in the definitive certificates representing the Compensation Warrants and will include, among other things, customary provisions for the appropriate adjustment of the number of Compensation Units issuable pursuant to any exercise of the Compensation Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, any capital reorganization of the Company, or any arrangement, merger, consolidation or amalgamation of the Company with or into another corporation or entity, as well as customary amendment provisions.

The Compensation Warrants will not be listed or quoted on any securities exchange. The holders of the Compensation Warrants do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their Compensation Warrants and receive the Compensation Unit Shares issuable upon exercise thereof.

PRIOR SALES

For the 12-month period prior to the date of this Prospectus Supplement, the Company has issued the following Common Shares, or securities that are convertible or exchangeable into Common Shares:

Date of Issuance	Security	Number of Securities	Issue/Exercise Price Per Security ($)
November 9, 2021	Common Shares	12,500	$9.46
September 21, 2021	Options	8,707	$7.64
February 4, 2022	Restricted Share Units (“RSUs”)	25,000	Market Price on the Settlement Date(1)

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February 11, 2022	RSUs	35,000	Market Price on the Settlement Date (2)
April 27, 2022	RSUs	100,000	Fair Market Value on the Vesting Date (3)
May 5, 2022	Common Shares	25,000	$1.57 (deemed)
July 19, 2022	Common Shares	240,000	$0.05(4)
August 22, 2022	Common Shares	240,000	$0.05(4)

(1)25% of the RSUs will vest on February 1, 2023; 25% of the RSUs will vest on February 1, 2024; 25% of the RSUs will vest on February 1, 2025; and 25% of the RSUs will vest on February 1, 2026.

(2)25% of the RSUs will vest on February 1, 2023; 25% of the RSUs will vest on February 1, 2024; 25% of the RSUs will vest on February 1, 2025; and 25% of the RSUs will vest on February 1, 2026.

(3)25% of the RSUs will vest on April 27, 2022; 25% of the RSUs will vest on April 27, 2024; 25% of the RSUs will vest on April 27, 2025; and 25% of the RSUs will vest on April 27, 2026.

(4)Issued upon exercise of warrants.

TRADING PRICE AND VOLUME

The Common Shares are listed on the CSE and NASDAQ under the trading symbol “DRUG”. The following tables set forth information relating to the trading of the Common Shares on the CSE for the months indicated.

Month	CSE Price Range ($)		Total Volume
	High	Low
August 2021	7.10	5.80	145,868
September 2021	10.77	6.65	225,657
October 2021	9.64	7.85	150,909
November 2021	11.00	5.00	885,295
December 2021	5.49	4.01	148,430
January 2022	4.25	2.62	201,703
February 2022	3.14	2.60	212,175
March 2022	2.65	1.80	258,100
April 2022	2.02	1.20	102,863
May 2022	1.60	1.00	99,440
June 2022	1.38	1.00	86,925
July 2022	1.55	0.90	160,810
August 1 – 24, 2022	6.07	1.05	1,734,238

The following tables set forth information relating to the trading of the Common Shares on the NASDAQ for the months indicated.

Month	NASDAQ Price Range ($)		Total Volume
	High	Low
August 2021	5.69	4.60	130,490
September 2021	8.83	5.284	248,030
October 2021	8.00	6.341	208,528
November 2021	8.95	3.81	9,750,686

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December 2021	4.337	3.16	508,900
January 2022	3.50	2.0101	291,191
February 2022	2.66	2.07	222,227
March 2022	2.15	1.435	2,770,108
April 2022	1.658	0.9075	2,334,551
May 2022	1.38	0.7614	730,906
June 2022	1.10	0.76	482,131
July 2022	1.25	0.75	2,091,893
August 1 – 24, 2022	4.75	0.81	337,453,659

RISK FACTORS

Investors who will receive Units should consider carefully the risk factors set out herein and contained in and incorporated by reference in the accompanying Base Prospectus. Discussions of certain risks affecting the Company in connection with the Company’s business are set out under the heading “Risk Factors” in the accompanying Base Prospectus as well as in the documents incorporated by reference therein and herein, including, specifically, under the heading “Risk Factors” in the Company’s Annual Report, financial statements and accompanying management’s discussion and analysis.

Risks Relating to the Offering

The Company has discretion with respect to the use of proceeds from the Offering.

Management will have broad discretion with respect to the use of the net proceeds from the Offering, and investors will be relying on the judgment of management regarding the application of these proceeds. At the date of this Prospectus Supplement, the Company intends to use the net proceeds from the Offering as described under the heading “Use of Proceeds”. However, the Company’s needs may change as its business and the industry in which the Company operates may evolve. As a result, the proceeds to be received in the Offering may be used in a manner significantly different from the Company’s current expectations. The failure by management to apply these funds effectively could have a material adverse effect on the Company’s business.

The Offering Price may not be indicative of the price at which the Common Shares will trade following the completion of the Offering.

The Offering Price was established by arm’s length negotiation between the Company and the Agent with reference to the market price of the Common Shares and other factors, and may not be indicative of the price at which the Common Shares will trade following the completion of the Offering.

You may lose your entire investment

An investment in the Units is speculative and may result in the loss of your entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider purchasing the Units.

Dilution from exercise of the Warrants and other outstanding convertible securities

The exercise of the Warrants and other outstanding convertible securities, and the subsequent resale of any Common Shares issued upon the exercise thereof in the public market could adversely affect the prevailing market price of the Common Shares and the Company’s ability to raise equity capital in the future at a time and price which

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deems it appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares or may grant additional share purchase warrants and the Company is expected to grant additional stock options. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.

Warrants are Speculative

The Warrants do not confer any rights of Common Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Common Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire Warrant Shares and pay an exercise price of $1.76 per Warrant Share, subject to adjustment in certain events, prior to the date that is 24 months following the Closing Date, after which date any unexercised Warrants will expire and have no further value. Moreover, following completion of the Offering, the market value of the Warrants, if any, is uncertain and there can be no assurance that the market value of the Warrants will equal or exceed their imputed offering price. There can be no assurance that the market price of the Common Shares will ever equal or exceed the exercise price of the Warrants, and consequently, whether it will ever be profitable for holders of the Warrants to exercise the Warrants.

Market Price of Common Shares and Volatility

Securities of companies with a small market capitalization have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally, as well as market perceptions of the attractiveness of particular industries. Factors unrelated to the Company’s performance that may affect the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Common Shares may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. The fact that no market currently exists for the Common Shares may affect the pricing of the Common Shares in the secondary market, the transparency and availability of trading prices and the liquidity of the Common Shares.

The market price of the Common Shares is affected by many other variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control. These include other developments that affect the breadth of the public market for the Common Shares, the release or expiration of lock-up or other transfer restrictions on the Common Shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares is expected to make the Common Share price volatile in the future, which may result in losses to investors. The value of the Units issued pursuant to the Offering will be affected by such volatility.

Volatile Stock Price

The stock price of the Company is expected to be volatile and will be drastically affected by governmental and regulatory regimes and other factors outside of the control of the Company. The Company cannot fully predict the results of its operations expected to take place in the future. The results of these activities will inevitably affect the Company’s decisions related to future operations and will likely trigger major changes in the trading price of the Company shares

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Non-Issuer Submission to Jurisdiction.

The Non-Resident D&O resides outside of Canada. Although the Non-Resident D&O has appointed McMillan LLP as agent for service of process in Canada, purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Liquidity

The Company cannot predict at what prices the Company’s Common Shares will trade, and there can be no assurance that an active trading market in the Company will be sustained. There is a significant liquidity risk associated with an investment in the Company.

Negative Operating Cash Flow

The Company’s business has incurred losses since its inception.  Although the Company expects to become profitable, there is no guarantee that will happen, and the Company may never become profitable. The Company currently has a negative operating cash flow and may continue to have a negative operating cash flow for the foreseeable future. To date, the Company has not generated any revenues and a large portion of the Company’s expenses are fixed, including expenses related to facilities, equipment, contractual commitments and personnel. As a result, the Company expects for its net losses from operations to improve. The Company’s ability to generate additional revenues and potential to become profitable will depend largely on its ability to manufacture and market its products and services. There can be no assurance that any such events will occur or that the Company will ever become profitable. Even if the Company does achieve profitability, the Company cannot predict the level of such profitability. If the Company sustains losses over an extended period of time, the Company may be unable to continue its business.

Need for additional financing

The Company believes that it will have sufficient capital to operate its business for at least 12 months following Listing. However, it is possible that costs associated with the operation of the Company’s business will exceed its projections depending on the timing of future operating and capital expenses. Assuming the Company’s existing funds sustain its operations for this period, the Company believes that it may thereafter require additional capital for additional product development, sales and marketing operations, other operating expenses and for general corporate purposes to fund growth in the Company’s markets. The Company does not know how much additional funding it may require. The Company may therefore be required to seek other sources of financing in the future, which sources (assuming it is able to locate such alternative sources of financing) may be on terms less favorable to the Company than those in the Offering. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the Common Shares. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its products and services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on its business, financial condition and operating results, or the Company may be forced to cease operations.

Financial and Accounting Risks

Capital Requirements Associated with Expanded Operations

The Company may not generate sufficient internal cash flow to sustain capital requirements or to expand its business in accordance with its business plans. Accordingly, the Company may need to engage in equity or debt financings to secure additional funds. If the Company raises additional funds through further issuances of equity or convertible debt securities, its existing shareholders could suffer significant dilution, and any new equity securities the Company issues could have rights, preferences and privileges superior to those of holders of its Common Shares. Any debt

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financing secured by the Company in the future could include restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, the Company may not be able to obtain additional financing on terms favorable to it or at all. If the Company is unable to obtain adequate financing or financing on terms satisfactory to it when the Company requires it, the Company’s ability to continue to support business growth and respond to business challenges could be significantly limited. In addition, the terms of any additional equity or debt issuances may adversely affect the value and price of the Common Shares.

Estimates or Judgments Relating to Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as provided in the notes to the Audited Financial Statements and Interim Financial Statements, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company’s operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause the Company’s operating results to fall below the expectations of investors, resulting in a decline in the share price of the Company.

Tax Risks

The Company will operate and will be subject to income tax and other forms of taxation in multiple tax jurisdictions. Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates is also subject to change. Therefore, the Company’s earnings may be impacted by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities and changes in the amount of other forms of taxation. The Company may have exposure to greater than anticipated tax liabilities or expenses. The Company will be subject to income taxes and non-income taxes in a variety of jurisdictions and its tax structure is subject to review by both domestic and foreign taxation authorities and the determination of the Company’s provision for income taxes and other tax liabilities will require significant judgment.

ELIGIBILITY FOR INVESTMENT

In the opinion of McMillan LLP, counsel to the Company, and DLA Piper (Canada) LLP, counsel to the Agent, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) and any proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), as of the date of this Prospectus Supplement, the Unit Shares, Warrants and Warrant Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (as those terms are defined in the Tax Act), first home savings account (as defined in the Tax Proposals) (collectively referred to as “Registered Plans”) or a deferred profit sharing plan (as defined in the Tax Act) (“DPSP”), provided that:

(i)the Unit Shares and Warrant Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the CSE and the NASDAQ) or the Company is a “public corporation” as defined in the Tax Act; and

(ii)in the case of the Warrants either (a) the Warrants are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the CSE and the NASDAQ), or (b) the Unit Shares are qualified investments as described in (i) above and neither the Company, nor any person with whom the Company does not deal at arm’s length for the purposes of the Tax Act, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the particular Registered Plan or DPSP.

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Notwithstanding the foregoing, the holder of, or annuitant or subscriber under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of Unit Shares, Warrants and Warrant Shares held in the Registered Plan if such securities are a “prohibited investment” (as defined in the Tax Act) for the particular Registered Plan. A Unit Share, Warrant and Warrant Share generally will not be a “prohibited investment” for a Registered Plan provided that the Controlling Individual deals at arm’s length with the Company for the purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Company. In addition, the Unit Shares and Warrant Shares generally will not be a prohibited investment if such securities are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for trusts governed by a Registered Plan.

Purchasers who intend to hold Unit Shares, Warrants or Warrant Shares through a Registered Plan or DPSP should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as at the date of this Prospectus Supplement, a general summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an investor who acquires Units as beneficial owner pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Company and the Agent, (ii) is not affiliated with the Company or the Agent, and (iii) acquires and holds the Unit Shares and Warrants, and will hold the Warrant Shares issuable on the exercise of the Warrants, as capital property. For purposes of this summary, references to Common Shares include the Unit Shares and Warrant Shares unless otherwise indicated. A holder who meets all of the foregoing requirements is referred to as a “Holder” in this summary, and this summary only addresses such Holders. Generally, the Common Shares and Warrants will be considered as capital property of a Holder thereof provided that the Holder does not hold or use the Common Shares or Warrants in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act, (iv) that has made a functional currency reporting election under the Tax Act to report the holder’s “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, (v) that is exempt from tax under Part I of the Tax Act, (vi) that receives dividends on the Common Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act, (vii) that is a partnership, or (viii) that has entered into or will enter into a “derivative forward agreement” or “synthetic disposition arrangement”, as those terms are defined in the Tax Act, with respect to the Common Shares or Warrants, or (ix) that is a “substantive CCPC” as defined in the Tax Proposals. All such Holders should consult their own tax advisors with respect to an investment in Units. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Units.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes (or does not deal at arm’s length within the meaning of the Tax Act with a corporation resident in Canada that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of the Units, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of acquiring Units.

This summary is based on the current provisions of the Tax Act in force as of the date of this Prospectus Supplement and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all Tax Proposals and assumes that the Tax Proposals will be enacted in the manner and form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. If the Tax Proposals are not enacted or otherwise implemented as presently proposed, the tax consequences described below may be different. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practice of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or

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foreign tax considerations, or any other federal considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. All investors, including Holders as defined above, should consult their own tax advisors with respect to their particular circumstances.

Allocation of Cost

The total purchase price of a Unit to a Holder must be allocated on a reasonable basis between the Unit Share and the Warrant which such Unit comprises to determine the cost of each to the Holder for purposes of the Tax Act.

For its purposes, the Company intends to allocate $1.39 of the Offering Price of each Unit as consideration for the issue of each Unit Share and $0.01 of the Offering Price of each Unit for the Warrant which such Unit comprises. Although the Company believes its allocation is reasonable, it is not binding on the CRA or the Holder, and no valuation or related opinion has been sought or obtained in this regard. The Holder’s adjusted cost base of the Unit Share composing a part of each Unit will be determined by averaging the cost allocated to the Unit Share with the adjusted cost base to the Holder of all Common Shares (if any) owned by the Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

The exercise of a Warrant to acquire a Warrant Share will be deemed not to constitute a disposition of property for purposes of the Tax Act. As a result, no gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares (if any) owned by the Holder as capital property immediately prior to such acquisition.

Holders Resident in Canada

The following section of this summary applies to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”) and this portion of the summary only addresses such Resident Holders. Certain Resident Holders whose Common Shares might not otherwise constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Common Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons in the taxation year of the election and each subsequent taxation year to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors regarding the availability and/or advisability of making this election in their particular circumstances.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder’s adjusted cost base of such Warrant immediately before the disposition.  The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Dividends

Dividends received or deemed to be received on the Common Shares by a Resident Holder, if any, will be included in computing the Resident Holder’s income. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (each as defined in the Tax Act), including the

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enhanced gross-up and dividend tax credit in respect of “eligible dividends”, if any, so designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act. There may be restrictions on the Company’s ability to so designate any dividends as “eligible dividends”, and the Company has made no commitments in this regard.

Dividends received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but generally will be deductible in computing its taxable income, subject to certain restrictions and special rules under the Tax Act. A Resident Holder that is a “private corporation” (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a special tax under Part IV of the Tax Act (refundable in certain circumstances) on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their particular circumstances.

Dispositions of Common Shares and Warrants

Upon a disposition (or a deemed disposition) of a Common Share (other than a disposition to the Company in a transaction that is not a sale in the open market in the manner in which such shares would normally be purchased by any member of the public in an open market) or a Warrant (other than a disposition arising on exercise), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security, as applicable, to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains realized in a year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Alternative Taxes

Capital gains realized (or deemed to be realized) and dividends received (or deemed to be received) by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Such Resident Holders should consult their own advisors with respect to the application of the minimum tax.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay a special additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year which will generally include taxable capital gains and dividends. Tax Proposals released  by the Minister  of  Finance (Canada) on April 7, 2022 are intended to extend this additional tax and refund mechanism in respect of aggregate investment income to “substantive CCPCs”

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as defined in the Tax Proposals. Resident Holders should consult their own tax advisors with regard to this additional tax and refund mechanism.

Holders Not Resident in Canada

The following section of this summary is generally applicable to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, (i) are not, and will not be deemed to be, resident in Canada at any time while they hold the Common Shares or Warrants, and (ii) do not use or hold, and are not deemed to use or hold, the Common Shares or Warrants in carrying on a business in Canada at any relevant time (“Non-Resident Holders”), and this portion of the summary only addresses such Non-Resident Holders.

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable income tax treaty or convention. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder that is the beneficial owner of the dividend, who is resident in the U.S. for purposes of the Treaty, and can substantiate entitlement to the full benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company that beneficially owns at least 10% of the Company’s voting shares). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, of which Canada is a signatory, affects many of Canada’s bilateral tax treaties, including the ability to claim benefits thereunder. Affected Non-Resident Holders should consult their own tax advisors in this regard.

Dispositions of Common Shares and Warrants

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share or a Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share or Warrant, as applicable, constitutes, or is deemed to constitute, “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act at the time of disposition, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

Provided the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the CSE and the NASDAQ) at the time of disposition, the Common Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are simultaneously met: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or such non-arm’s length person referred to be in (b) holds a membership interest (either directly or indirectly through one or more partnerships), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, a Common Share or Warrant may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a Common Share or Warrant that is taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention, the consequences described above under the

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headings “Holders Resident in Canada - Dispositions of Common Shares and Warrants” and “Holders Resident in Canada – Capital Gains and Capital Losses” will generally be applicable to such disposition.

Non-Resident Holders who may hold Common Shares or Warrants as taxable Canadian property should consult their own tax advisors with respect to all tax consequences applicable in their particular circumstances.

LEGAL MATTERS

Certain legal matters relating to the offering under this Prospectus Supplement will be passed on behalf of the Company by McMillan LLP, with respect to matters of Canadian securities laws and on behalf of the Agent by DLA Piper (Canada) LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent auditors of the Company are De Visser Gray LLP, of Vancouver, British Columbia.

The transfer agent and registrar of the Company is Computershare Trust Company of Canada at its office located in Vancouver, British Columbia.

INTEREST OF EXPERTS

Name of Experts

The following are the names of each person or company who has prepared or certified a report, valuation, statement or opinion in this Prospectus Supplement, either directly or in a document incorporated by reference and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or the company:

•McMillan LLP, the Company’s legal counsel;

•DLA Piper (Canada) LLP, the Agent’s legal counsel; and

•De Visser Gray LLP, the Company’s independent auditors, prepared independent audit reports for the Company’s financial statements for the year ended September 30, 2021 and September 30, 2020;

Interests of Experts

De Visser Gray LLP, report that they are independent with respect to the Company in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct.

As at the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 – Annual Information Form) of McMillan LLP beneficially own, directly or indirectly, less than one percent of the Company’s securities of any class. As of the date hereof, the partners and associates of DLA Piper (Canada) LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Common Shares.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement (including a pricing supplement) relating to the securities purchased by a purchaser and any amendment thereto. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus or prospectus supplement (including any pricing supplement) relating to the securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, or damages are exercised by the purchaser within the time limit prescribed by the

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securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In an offering of warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the warrants are offered to the public under the offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.

C-1

CERTIFICATE OF THE COMPANY

Dated: August 25, 2022

The short form prospectus, together with the documents incorporated in the Shelf Prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the Shelf Prospectus and this supplement as required by the securities legislation of each of the provinces of Canada, except Quebec.

(Signed) Ian McDonald(Signed) Ryan Cheung

Chief Executive OfficerChief Financial Officer

On Behalf of the Board of Directors

(Signed) Jeremy Fryzuk(Signed) Alan Kozikowski

            Director                                                                                                          Director

C-2

CERTIFICATE OF THE AGENT

Date:  August 25, 2022

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada, except Quebec.

EIGHT CAPITAL (Signed) “Stephen Delaney” Principal, Managing Director

This short form prospectus is a base shelf prospectus.  This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada, other than Quebec, that permit certain information about these securities to be determined after the short form base shelf prospectus has become final and that permit the omission of that information from this prospectus. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from Bright Minds Biosciences Inc., c/o 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New IssueJune 7, 2021

BRIGHT MINDS BIOSCIENCES INC.

$50,000,000

Common Shares
Warrants

Subscription Receipts
Units

This short-form base shelf prospectus (the “Prospectus”) relates to the offering for sale of common shares (the “Common Shares”), warrants (the “Warrants”) and subscription receipts (the “Subscription Receipts”), or any combination of such securities (the “Units”) (all of the foregoing, collectively, the “Securities”) by Bright Minds Biosciences Inc. (the “Company” or “Bright Minds”) from time to time, during the 25-month period that this Prospectus, including any amendments hereto, remains effective, in one or more series or issuances, with a total offering price of the Securities, in the aggregate, of up to $50,000,000. The Securities may be offered in amounts and at prices to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). This Prospectus may qualify an “at-the-market distribution”, as defined in National Instrument 44-102—Shelf Distributions (“NI 44-102”). The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. In addition, one or more securityholders of the Company (each, a “Selling Securityholder”) may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.

The Company’s outstanding Common Shares are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “DRUG”. On June 4, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the CSE was $5.48.

Unless a Prospectus Supplement provides otherwise, any offering of Warrants, Subscription Receipts and Units will be a new issue of securities with no established trading market and, accordingly, such securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is no market through which the Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell any such securities under this Prospectus or any Prospectus Supplement. This may affect the pricing of such securities in the secondary market (if any), the transparency and availability of trading price (if any), the liquidity of such securities and the extent of issuer regulation. See “Plan of Distribution”.

The Company has not authorized anyone to provide purchasers with information different from that contained or incorporated by reference in this Prospectus. Investing in the Securities of the Company is highly speculative and involves a high degree of risk, and should only be made by persons who can afford the total loss of their investment.

Investors should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such Securities.  Prospective investors are advised to consult their legal counsel and other

ii

professional advisors in order to assess income tax, legal and other aspects of the investment. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information.”

Prospective investors should be aware that the acquisition or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, and that the majority of its officers and directors are not residents of the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities with respect to a particular offering will be set out in one or more Prospectus Supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the issue price (in the event the offering is a non-fixed price distribution, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102) and any other specific terms; (ii) in the case of Warrants, the offering price, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares or Warrants, as the case may be, and any other specific terms; and (iv) in the case of Units, the designation, number and terms of the Common Shares, Warrants or Subscription Receipts comprising the Units.  The Securities may be offered separately or together in any combination (including in the form of Units). Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplement(s) that will be delivered to purchasers together with the Prospectus, except in cases where an exemption from such delivery requirements has been obtained.  Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of applicable securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in the Securities.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. The Company may offer and sell Securities to, or through, underwriters, dealers or Selling Securityholders, directly to one or more other purchasers, or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers, agents or Selling Securityholders involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

The sale of Securities may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the CSE or other existing trading markets for the Securities, as set forth in the Prospectus Supplement describing the Securities.

In connection with any offering of the Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation) unless otherwise specified in a Prospectus Supplement, the underwriters

iii

or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transaction, if commenced, may be interrupted or discontinued at any time.

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See “Plan of Distribution”.

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

Some of the directors of the Company, namely Alan Kozikowski, a director and the Chief Science Officer of the Company, Nils Bottler, a director of the Company, and Jeremy Fryzuk, a director of the Company, reside outside of Canada. Such persons have appointed the following agent for service of process:

Name of Agent	Address of Agent
McMillan LLP	Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The head office and the registered office of the Company is located at Suite 1500, 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia V6E 4N7.

GENERAL MATTERS5

ABOUT THIS PROSPECTUS5

DOCUMENTS INCORPORATED BY REFERENCE5

MARKET AND INDUSTRY DATA7

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION7

CURRENCY PRESENTATION10

OUR BUSINESS10

THE SELLING SECURITYHOLDERS20

USE OF PROCEEDS20

CONSOLIDATED CAPITALIZATION20

PLAN OF DISTRIBUTION21

DESCRIPTION OF SECURITIES BEING DISTRIBUTED23

PRIOR SALES27

TRADING PRICE AND VOLUME28

RISK FACTORS29

CERTAIN INCOME TAX CONSIDERATIONS40

INTEREST OF EXPERTS40

AUDITOR40

TRANSFER AGENT AND REGISTRAR40

WHERE YOU CAN FIND ADDITIONAL INFORMATION40

STATUTORY RIGHTS OF WITHDRAWAL AND RECISSION41

CONTRACTUAL RIGHTS OF RESCISSION41

CERTIFICATE OF THE COMPANY42

GENERAL MATTERS

In this Prospectus, “Bright Minds”, “we”, “us” and “our” refers to Bright Minds Biosciences Inc.

ABOUT THIS PROSPECTUS

Bright Minds is a British Columbia company that is a “reporting issuer” under Canadian securities laws in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Newfoundland and Labrador, Nova Scotia, and Prince Edward Island. Its common shares are traded in Canada on the CSE under the symbol “DRUG”.

This Prospectus is a base shelf prospectus that the Company has filed with the securities commissions in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Newfoundland and Labrador, Nova Scotia, and Prince Edward Island (the “Qualifying Jurisdictions”) in order to qualify the offering of the Securities described in this Prospectus in accordance with NI 44-102.

Under this shelf registration process, Bright Minds may sell any combination of the Securities described in this Prospectus in one or more offerings up to a total aggregate initial offering price of $50,000,000. This Prospectus provides you with a general description of the Securities that the Company may offer. Each time the Company sells Securities under this Prospectus the Company will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the Prospectus Supplement pertains.

Prospectus investors should rely only on the information contained in or incorporated by reference into this Prospectus and in any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with information other than that contained in this Prospectus and in any applicable Prospectus Supplement. The Company is not making any offer of these Securities in any jurisdiction where the offer is not permitted. Prospective investors should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document. The business, financial condition, operating results and future prospects of the Company may have changed since those dates.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from the Company upon request without charge from Bright Minds Biosciences Inc., c/o 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, or by accessing the Company’s disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) have been filed by the Company with various securities commissions or similar authorities in the provinces of Canada in which the Company is a reporting issuer, and are specifically incorporated herein by reference and form an integral part of this Prospectus:

1.the Company’s final long form non-offering prospectus dated January 28, 2021 (the “Non-Offering Prospectus”);

2.the Company’s audited financial statements for the year ended September 30, 2020 and the period ended September 30, 2019, together with the notes thereto and the auditors’ report thereon (the “Annual Financial Statements”);

3.the Company’s management’s discussion and analysis for the period from incorporation until September 30, 2019 and for the year ended September 30, 2020 (the “Annual MD&A”);

4.the Company’s material change report dated February 26, 2021 in respect of the pricing of the Company’s public offering under the preliminary short form prospectus dated February 22, 2021;

5.the Company’s material change report dated March 17, 2021 in respect of the completion of the Company’s public offering of units pursuant the final short form prospectus dated February 26, 2021 (the “Short Form Prospectus”);

6.the Company’s material change report dated April 23, 2021 in respect of the Company entering into an exclusive license agreement with the Board of Trustees of the University of Illinois (the “University”) dated April 23, 2021 (the “License Agreement”);

7.the Company’s interim financial statements for the period ended March 31, 2021 and the period ended March 31, 2020; and

8.the Company’s management’s discussion and analysis for the period ended March 31, 2021.

A reference to this Prospectus includes a reference to any and all documents incorporated by reference in this Prospectus.  Any document of the type referred to in paragraphs (1)-(8) above or similar material and any documents required to be incorporated by referred herein pursuant to National Instrument 44-101 – Short Form Prospectus Distributions including any annual information form, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto filed by the Company after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement.

In addition, the Company may determine to incorporate into any Prospectus Supplement to this Prospectus, including any Prospectus Supplement that it files in respect of an “at-the-market” offering, any news release that the Company disseminates in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws).  In this event, the Company will identify such news release as a “designated news release” for the purposes of the Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus Supplement for the offering in respect to which the Prospectus Supplement relates. These documents will be available through the internet on SEDAR.

Upon a new annual information form and related annual financial statements being filed by the Company with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual financial statements and all interim financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon consolidated interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all consolidated interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new consolidated interim financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any statement contained in this Prospectus or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Information on any of the websites maintained by the Company does not constitute a part of this Prospectus.

All information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained.  A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.  Investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in the Securities.

Any template version of any “marketing materials” (as such term is defined in NI 44-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus concerning the industry and markets in which Bright Minds operates, including its general expectations and market position, market opportunity and market share is based on information from independent industry organizations, and other third-party sources (including industry publications, surveys and forecasts), and management estimates. Unless otherwise indicated, management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from the Company’s internal research, and are based on assumptions made by the Company based on such data and its knowledge of such industry and markets, which it believes to be reasonable. The Company’s internal research has not been verified by any independent source, and it has not independently verified any third-party information. While the Company believes the market position, market opportunity and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated herein by reference contain statements and information that, to the extent that they are not historical fact, may constitute “forward-looking information” within the meaning of applicable securities legislation.  Forward-looking information may include financial and other projections, as well as statements regarding future plans, objectives or economic performance, or the assumption underlying any of the foregoing.  This Prospectus and the documents incorporated herein by reference use words such as “may”, “would”, “could”, “will”, “likely”, “except”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “outlook”, and other similar expressions to identify forward-looking information.  These forward-looking statements include, among other things, statements relating to:

•the duration and effects of COVID-19 and any other pandemics on the Company’s workforce, business, operations and financial condition;

•the Company’s expectations regarding the achievement of clinical and regulatory milestones;

•the executive compensation of the Company;

•the composition of the board of directors (the “Board”) and management of the Company;

•the Company’s expectations regarding its revenue, expenses and research and development operations;

•the Company’s anticipated cash needs and its needs for additional financing;

•the Company’s intention to grow the business and its operations;

•expectations with respect to the success of its research and development of serotonergic therapeutics;

•expectations regarding growth rates, growth plans and strategies of the Company;

•expectations that the provisional patent applications will be refiled as regular patent applications or new provisional patent applications 12 months from their filing dates;

•the Company’s strategy with respect to the expansion and protection of its intellectual property;

•the medical benefits, safety, efficacy, dosing and consumer acceptance of serotonergic therapeutics;

•the Company’s ability to comply with provincial, federal, local and regulatory agencies in the United States, Canada and other jurisdictions in which the Company operates;

•the Company’s competitive position and the regulatory environment in which the Company operates;

•the Company’s expected business objectives for the next 12 months;

•the Company’s plans with respect to the payment of dividends;

•beliefs and intentions regarding the ownership of material trademarks and domain names used in connection with the design, production, marketing, distribution and sale of the Company’s products and services; and

•the Company’s ability to obtain additional funds through the sale of equity or debt commitments.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect.  The material factors and assumptions used to develop the forward-looking statements contained in this Prospectus and in and the documents incorporated herein by reference include, without limitation:

•obtaining the necessary regulatory approvals;

•that regulatory requirements will be maintained;

•general business and economic conditions;

•the duration of COVID-19 and the extent of its economic and social impact;

•the Company’s ability to successfully execute its plans and intentions;

•the availability of financing on reasonable terms;

•the Company’s ability to attract and retain skilled staff;

•market competition;

•the products, services and technology offered by the Company’s competitors; and

•that the Company’s current good relationships with the Company’s suppliers, service providers and other third parties will be maintained.

Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Securities should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include:

•limited operating history;

•the Company’s actual financial position and results of operations may differ materially from the expectations of the Company’s management;

•the Company may be required to obtain and maintain certain permits, licenses, and approvals in the jurisdictions where its products or technologies are being researched, developed, or commercialized;

•the Company may encounter substantial delays or difficulties with its clinical trial;

•clinical trials are very expensive, time consuming and difficult to design and implement;

•the Company may not be successful in its efforts to identify, license or discover additional product candidates;

•risks associated with the development of the Company’s products which are at early stages of development;

•there is no assurance that the Company will turn a profit or generate immediate revenues;

•the continued operation of the Company as a going concern;

•the Company’s intellectual property and licenses thereto;

•the Company not achieve timelines for project development set out in this Prospectus;

•the Company faces product liability exposure;

•the Company has international operations, which subject the Company to risks inherent with operations outside of Canada;

•exchange rate fluctuations between the U.S. dollar and the Canadian dollar;

•changes to patent laws or the interpretation of patent laws;

•the risk of patent-related or other litigation;

•the Company may not be able to enforce its intellectual property rights throughout the world;

•the lack of product for commercialization;

•the lack of experience of the Company/management in marketing, selling, and distribution products;

•the size of the Company’s target market is difficult to quantify;

•potentials for conflicts of interest for the Company’s officers and directors;

•in certain circumstances, the Company’s reputation could be damaged;

•negative operating cash flow;

•need for additional financing;

•uncertainty and discretion of use of proceeds;

•the potential for a material weakness in the Company’s internal controls over financial reporting;

•difficulties with forecasts;

•market price of Common Shares and volatility; and

•dilution of Common Shares.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements. The assumptions referred to above and described in greater detail under “Risk Factors” should be considered carefully by readers.

The Company’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this Prospectus (or as of the date they are otherwise stated to be made). Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We do not undertake to update or revise any forward-looking statements, except as, and to the extent required by, applicable securities laws in Canada.

All of the forward-looking statements contained in this Prospectus and the documents incorporated herein by reference are expressly qualified by the foregoing cautionary statements. Investors should read this entire Prospectus and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment.

CURRENCY PRESENTATION

In this Prospectus, unless otherwise specified or the context otherwise requires, all references to US$ are to United State (US) dollars. Canadian dollars are denoted as $ or C$.

The daily exchange rate on June 4, 2021, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.2084 equals US$1.00.

OUR BUSINESS

This summary does not contain all the information about the Company that may be important to you.  Investors should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus.

Incorporation and Offices

Bright Minds was incorporated under the BCBCA on May 31, 2019 under the name “1210954 B.C. Ltd.”.  On March 6, 2020, the Company changed its name under the BCBCA to “Bright Minds Biosciences Inc.”  The head office of the Company is 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7 and the registered and records office of the Company is 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

The Company has one wholly owned subsidiary PsilocybinLabs Ltd. which is not a material subsidiary to the Company.

The Common Shares are listed on the CSE under the trading symbol “DRUG”.  The Company is a reporting issuer in Canada in the provinces of British Columbia, Alberta, Manitoba, and Ontario.

Business of the Company

Overview

Bright Minds is a biotechnology company dedicated to developing therapeutics to improve the lives of patients with severe and life-altering diseases. Bright Minds initially focused on new chemical entities for a variety of pain indications, seizures, and neuropsychiatric disorders. By leveraging the extensive drug discovery experience of the Bright Minds team, the Company is endeavouring to create a pipeline of best-in-class 5-HT (serotonin) medicines. While psychedelic medicines like psilocin are currently in clinical trials for the treatment of depression1, the

1 Multidisciplinary Association for Psychedelic Studies, “Psilocybin Studies: In Progress” (accessed 5 May 2021), online: MAPS.org <https://maps.org/other-psychedelic-research/211-psilocybin-research/psilocybin-studies-in-progress/research/psilo/passiepsilocybin1.html%7D>.

Company’s patented, lead product candidates feature next generation characteristics, such as lower or eliminated cardiac issues, improved pharmacokinetics and shorter half-life, and higher oral bioavailability. The Bright Minds molecules have been designed to offer greater safety over the first-generation serotonergic compounds, as they bind with greater selectivity to specific 5-HT receptor subtypes, thus avoiding off-target related side effects such as heart valve disease.

Bright Minds does not advocate for the legalization of psychedelic substances for recreational use or otherwise, and its business is oriented to the discovery of novel serotonergic therapeutics rather than the use of substances such as psilocybin or other psychedelics in new therapies. Bright Minds does not have any direct or indirect involvement with illegal selling, production or distribution of substances in jurisdictions in which it operates.

Principal Products

Serotonin (5-HT) is the most prominent neurotransmitter in the brain and modulates many functions.  Dysfunction of serotonin receptors, transporters, and associated neurocircuits is fundamental to many diseases including epilepsy, pain, and neuropsychiatry.  Selective serotonin reuptake inhibitors are widely used in the treatment of depression with a market of $14.3 Billion2.  Similarly, other serotoninergic drugs are widely used in the treatment of pain (Triptans in migraine)3, Parkinson’s disease related psychosis (Pimavanserin)4, and seizures (Fintepla)5. The Company believes the off-label use of psilocybin extracts in depression and cluster headache, as well as encouraging clinical trial data with psilocybin and Methylenedioxymethamphetamine (MDMA) in depression and post-traumatic stress disorder (PTSD) illustrate the potential for advancing serotoninergic therapies in neuropsychiatry and pain.  The Company further believes the full potential of serotonin-based therapeutics has not been achieved due to the lack of drugs that are specific to certain serotonin receptor subtypes that are fundamental to disease pathology, without non-specific effects on other serotonin receptors in the body that are associated with cardiac toxicities and have resulted in previous drugs being withdrawn from the market.6

2 Research and Markets, “Global Antidepressants Market (2020 to 2030) - COVID-19 Implications and Growth” (21 April 2020), online: Intrado GlobeNewswire <https://www.globenewswire.com/news-release/2020/04/21/2019282/0/en/Global-Antidepressants-Market-2020-to-2030-COVID-19-Implications-and-Growth.html>.

3 Samar Nicolas & Diala Nicolas, “Triptans” (26 May 2020), online: National Center for Biotechnology Information <https://www.ncbi.nlm.nih.gov/books/NBK554507/>.

4 Cerner Multum, “Pimavanserin” (5 February 2020), online: Drugs.com <https://www.drugs.com/mtm/pimavanserin.html>.

5 “Fintepla FDA Approval History” (accessed 5 May 2021), online: Drugs.com <https://www.drugs.com/history/fintepla.html>.

6 Joshua D. Hutcheson, et al., “Serotonin Receptors and Heart Valve Disease – it was meant 2B” (2 April 2011), 132(2) Pharmacol Ther 146-157, online: PMC <https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3179857/>; Nistala Pallavi, “5-HT2B Receptor-mediated Cardiac Valvulopath” (2018), online (pdf): <https://scholarscompass.vcu.edu/cgi/viewcontent.cgi?article=6777&context=etd>.

Bright Minds has a portfolio of patented, selective serotonin (5-HT2C  and 5-HT2C/A-receptor subtypes) agonists that were identified using high-throughput screening methods in combination with advanced molecular modeling techniques to interrogate the interaction between the drug and its targeted receptors to increase downstream signaling while avoiding off-target effects.

Bright Minds' Drug Pipeline

	Lead Indication (*Follow-on Indications*)	**Stage**
$5\text{-}HT_{2C}$ *(Granted Patent)*	**Dravet (Seizures)** *Impulse control disorders (OCD, Binge Eating) Addiction,*	**Late Pre Clinical**
$5\text{-}HT_{2C/A}$ *(Granted Patent)*	**Cluster Headache,** *Chemotherapy Induced Neuropathy, Trigeminal Neuralgia*	**Early Pre Clinical**
$5\text{-}HT_{2A}$ *(2 provisional patents filed)*	**Depression,** *PTSD, Addiction*	**Early Pre Clinical**

The Company believes its portfolio of selective 5-HT receptor agonists do not face competition from the non-selective 5-HT agonist psychedelic drug psilocybin.  The Company’s lead 5-HT2 subtype selective drug portfolio candidate is a “best in class” synthetic 5-HT2C receptor agonist without psychedelic effects.  The Company expects its 5-HT2A and 5-HT2A/C selective compounds will possess desirable pharmacokinetic and pharmacodynamic effects and a wide effective dose range in the target populations, and could thus be used without the need for close supervision by psychotherapists in the clinic. Bright Minds is partnered with the National Institutes of Health on the Epilepsy Therapy Screening Program (ETSP) for epilepsy and the pre-clinical screening (PSPP) program for pain.

Research and Development

The Company is advancing a drug development pipeline based on early-stage compound in-licensing and in-house drug proprietary drug discovery programs. The Company has been encouraged by its data and has thus accelerated this development pipeline. Among the Company’s primary business objectives is the advancement of its drug development pipeline, which is achieved through completion of pre-clinical development and clinical development.

Stage	Significant Events	Time Period in which Significant Event is Expected to Occur	Costs related to Significant Event
Pre-Clinical Development	Laboratory creation of compounds for testing by chemists on behalf of the Company	June 2021	$2.5 million
	Animal Studies – testing safety and toxicology through the use of studies on animals that take the produced compounds	September 2021	$4 million
	Production of regulatory reports and other document preparation, including toxicology reports and data interpretation	September 2021	$1.35 million
Clinical Development	Laboratory creation of compounds for testing by chemists on behalf of the Company, for use in clinical trials	October 2021	$2 million
	Organization of clinical trials, including selection of the physical site for clinical trials, and coordination of regulatory review, preparation, and submissions	November 2021	$1.4 million
	Commencement of Phase 1 clinical trials – the beginning of testing of the Company’s compounds in humans	December 2021	$4 million

The Company incurs research and development costs to further advance its pipeline of 5-HT medicines, which target serotonin receptors: 5-HT2C, 5-HT2A and 5-HT2A/C. During the year ended September 30, 2020, the Company spent $193,552 in research and development costs with an estimated $54,219 allocated towards 5-HT2A development, $110,794 allocated 5-HT2C development, and $28,539 allocated towards 5-HT2A/C development.  During the period ended December 31, 2020, the Company spent $272,467 in research and development costs with an estimated $108,024 allocated towards 5-HT2A development, $85,067 allocated 5-HT2C development, and $79,376 allocated towards 5-HT2A/C development.  Research and development costs comprise lab costs, external scientific consultants, internal Company scientific personnel costs, and payments to key university partners.

Licenses and Patents

In support of its drug development pipeline, the Company is an applicant of the following patent applications:

Patent Application Number	Region	Title	Applicant	Filing Date	Status
PCT/CA2021/050336 (claiming priority to US 62/988,926, filed March 12, 2020)	Patent Cooperation Treaty	Indole Compounds and Methods of Preparation Thereof	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.	March 12, 2021	Pending
63/184,040 (intended to be converted into a regular patent application or re-filed as a new provisional application by May 4, 2022)	USA	Heterocyclic Compounds and Methods of Preparation Thereof	Bright Minds Biosciences Inc.	May 4, 2021	Pending

63/193,062 (intended to be converted into a regular patent application or re-filed as a new provisional application by May 26, 2022)	USA	Heterocyclic Compounds and Methods of Preparation Thereof	Bright Minds Biosciences Inc.; The Medical College of Wisconsin Inc.	May 26, 2021	Pending

Additionally, the Company has exclusively licensed the following families of patents:

Title: HIGHLY SELECTIVE 5-HT(2C) RECEPTOR AGONISTS HAVING ANTAGONIST ACTIVITY AT THE 5-HT(2B) RECEPTOR
Serial Number	Region	Applicant	Filing Date (Registration Date, if any)	Expiry
PCT/US2011/023535	PCT	The Board of Trustees of the University of Illinois The University of North Carolina at Chapel Hill	February 3, 2011	Expired
AU2011212930	AU		February 3, 2011 (May 26, 2016)	February 3, 2031
CA2788416	CA		February 3, 2011 (August 14, 2018)	February 3, 2031
EP 2531485 (validated to FR, GB, DE,	EU		February 3, 2011 (March 22, 2019)	February 3, 2031
JP 5810099	JP		February 3, 2011 (September 18, 2015)	February 3, 2031
US 8,492,591	US		February 3, 2011 (July 23, 2013)	February 3, 2031
US 8,754,132	US		February 3, 2011 (June 17, 2014)	February 3, 2031
Title: HIGHLY SELECTIVE 5 HT2c Serotonin Receptor Agonists for Treating CNS Disorders
PCT/US2016/015019	PCT	The Board of Trustees of the University of Illinois	January 27, 2016	Expired
CN 107810175	CN		January 27, 2016	Pending
EU 3250549	EU		January 27, 2016	Pending – grant intended
HK 1251831	HK		January 27, 2016	Pending
US 10,407,381	US		January 27, 2016 (September 10, 2019)	January 27, 2036

Recent Developments

On May 26, 2020, the Company entered into an option agreement (the “Option Agreement”) with the University in which the University granted the Company an exclusive option to: (i) evaluate the inventions described in PCT/US2011/023535 and all counterpart patents related thereto and described in PCT/US2016/015019 and all counterpart patents related thereto (collectively, the “Inventions”); and (ii) obtain an exclusive license to the Inventions.

On January 28, 2021, the Company filed the Non-Offering Prospectus with the securities regulatory authorities in British Columbia, Alberta, Manitoba and Ontario qualifying the distribution of an aggregate of 16,000 Common Shares issuable upon the exercise of 40,000 special warrants of the Company (the “Special Warrants”) issued at a price of $0.50 per Special Warrant.

On February 8, 2021, the Common Shares of the Company were listed on the CSE under the symbol “DRUG”.

On February 26, 2021, the Company filed the Short Form Prospectus with the security regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Newfoundland and Labrador, Nova Scotia, and Prince Edward Island pursuant to which the Company issued 3,419,883 units (the “Units”) at a price per Unit of $7.57 for aggregate proceeds of $25,888,514.31 (the “Unit Offering”). Each Unit consisted of one Common Share and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Unit Warrant”). Each Unit Warrant is exercisable into a Common Share (a “Warrant Share”) at a price of $9.46 per Warrant Share until March 17, 2024. In connection with the Unit Offering, the Company issued 132,666 compensation warrants (the “Compensation Warrants”), each of which is exercisable into one Common Share (a “Compensation Warrant Share”) at a price of $7.57 per Compensation Warrant Share until March 17, 2024.

On March 12, 2021, the Company filed a patent cooperation treaty patent application that was assigned the serial number PCT/CA2021/050336 and entitled “Indole Compounds and Methods of Preparation Thereof”.  PCT/CA2021/050336 claims priority to US provisional patent application number 62/988,926 which was filed on March 12, 2020.

On April 23, 2021, the Company entered into the License Agreement with the University pursuant to the exercise of its option under the Option Agreement. Pursuant to the terms and conditions of the License Agreement, the University granted the Company an exclusive license to the Inventions (the “License”). In consideration for the License, the Company (i) paid the University a signing fee of USD$100,000, less USD$15,000 paid by the Company pursuant to the Option Agreement; and (ii) issued 63,000 Common Shares at a deemed price of $5.85 per Common Share to the University (part of which was received by the University on behalf of the University of North Carolina at Chapel Hill). Additionally, the Company agreed to pay the University a royalty on net sales of products derived from the Inventions and a portion of all revenue received by the Company from sublicensees.

On April 29, 2021, US 63/017,627, which was filed on April 29, 2020, expired.

On May 4, 2021, the Company filed a United States provisional patent application that was assigned the serial number US 63/184,040 and entitled “Heterocyclic Compounds and Methods of Preparation Thereof”.  The subject matter of this provisional application includes the subject matter presented in now expired US 63/017,627.

On May 26, 2021, Bright Minds further filed a new United States provisional application that has been assigned a serial number of US 63/193,062 and that is entitled “Heterocyclic Compounds and Methods of Preparation Thereof”.  This patent application focuses on substitutions at a particular position on an indole structure.

Regulatory Framework

Drug products must be approved by the appropriate governing body before it can be sold in that country or area. The United States Food and Drug Administration (the “FDA”) approves products for the United States market and Health Canada approves products for the Canadian market. The European Medicines Agency approves products for the European Union. While the process by which products are approved by the FDA and Health Canada is very similar, each regulatory body has its own unique requirements for a product. In both cases, the development of a product through to approval can be a lengthy process and, in some cases, can take over 10 years. While early studies conducted in one jurisdiction will usually be accepted in the other, further and somewhat modified studies may be required to have a product approved in another jurisdiction.

Canada Government Regulation

Drug products in Canada are regulated by Health Canada under the Food and Drugs Act and the Food and Drugs Regulations. Health Canada regulates, among other things, research and development activities and the testing, approval, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of any product candidates or commercial products.

For a drug product to be approved in Canada, it must provide sufficient evidence of safety, efficacy and chemical quality based on preclinical investigation and Phase I, II and III clinical trials using approved and compliant manufacturing and clinical sites.

To obtain approval to market a drug in Canada, a sponsor usually requests a pre-submission meeting with the review division of Health Canada responsible for the therapeutic field. If the meeting is granted, the sponsor must submit a Pre-Submission Information package to the Therapeutic Products Directorate (“TPD”) to meet with the review division. This process occurs prior to submitting the New Drug Submission (“NDS”) application. The purpose of the pre-submission meeting is to review the evidence (non-clinical and clinical research, quality information, indication) that will be submitted in the NDS application.

During the drug development process, the sponsor prepares study reports. Once the sponsor releases the last study required for the submission, the sponsor completes the NDS application and submits it to the TPD. Prior to submitting the NDS and, if applicable, based on the intended use of the product in the identified patient population, the sponsor may submit in advance a request for priority review status.

After submitting the NDS application, the file undergoes a screening process prior to being accepted for review. TPD has 45 calendar days from receipt to complete the screening review process. If granted a priority review, the screening period is reduced to 25 calendar days.

After a comprehensive review of an NDS application, Health Canada will issue a Notice of Compliance (“NOC”) if the product is approved or a Notice of Non-Compliance (“NON”) if further questions remain. If a NOC is issued, a Drug Identification Number (“DIN”) is also issued that is required to be printed on each label of the product, as well as the final version of the Product Monograph that has been agreed to between Health Canada and the sponsor.

The average target time for reaching a first decision on an NDS is 300 calendar days, unless the submission has received a priority review in which case the time is 180 calendar days. Fees are levied for a review of an NDS application.

The regulatory approval process is generally lengthy and expensive, with no guarantee of a positive result. Once approved, Health Canada continues to monitor the product and license holders have obligations related to reporting to Health Canada, record keeping and ensuring continued safety and efficacy of the product. Failure to comply with any of the above applicable regulations, regulatory authorities or other requirements may result in civil or criminal penalties, recall or seizure of products, injunctive relief including partial or total suspension of production, or withdrawal of a product from the market.

United States Government Regulation

In the United States, the FDA regulates drugs under the United States Food, Drug, and Cosmetic Act (the “FDCA”), and its implementing regulations, and biologics under the FDCA and the Public Health Service Act, and its implementing regulations. FDA approval is required before any new unapproved drug or biologic or dosage form, including a new use of a previously approved drug, can be marketed in the United States. In some cases, changes to aspects of an approved drug product also require pre-approval prior to implementation of these changes. Drugs and biologics are also subject to other federal, state, and local statutes and regulations. If Bright Minds fails to comply with applicable FDA or other requirements at any time during the product development process, clinical testing, the approval process or after approval, Bright Minds may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, civil monetary penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on Bright Minds.

The process required by the FDA before drug products may be marketed in the United States generally involves the following:

•completion of extensive preclinical laboratory tests and preclinical animal studies, some performed in accordance with the GLP regulations;

•submission to the FDA of an Investigational New Drug (“IND”) Application, which must be reviewed by the FDA and become active before human clinical trials may begin and must be updated annually;

•approval by an independent review board (“IRB”) or ethics committee representing each clinical site before each clinical trial may be initiated;

•performance of adequate and well-controlled human clinical trials conducted under Good Clinical Practices (“GCP”) to establish the safety and efficacy of the product candidate for each proposed indication;

•preparation of and submission to the FDA of a New Drug Application (“NDA”) or Biologics License Application (“BLA”) after completion of all pivotal clinical trials;

• a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

• potential review of the product application by an FDA advisory committee, where appropriate and if applicable;

•satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the proposed product is produced to assess compliance with current GMP (“cGMP”);

•a potential FDA audit of the preclinical research and clinical trial sites that generated the data in support of the NDA or BLA; and

•FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the product in the United States.

The preclinical research, clinical testing and approval process require substantial time, effort, and financial resources, and Bright Minds cannot be certain that any approvals for the Company’s product candidates will be granted on a timely basis, if at all. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans in clinical trials. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human clinical trials. The IND also includes results of animal studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational new drug.

An IND must become effective before human clinical trials may begin in the US. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence. As drug product programs continue in development, clinical trial protocols, additional preclinical testing results, and manufacturing information is submitted with the IND to facilitate discussions with the FDA and approval of additional clinical trials.

Clinical Trials

Clinical trials involve the administration of the IND to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s IRB or ethics committee, before the trials may be initiated, and the IRB or ethics committee must monitor the trial until completed. All subjects must provide informed consent prior to participating in the trial. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

The clinical investigation of a drug is generally divided into three or four phases. Although the phases are usually conducted sequentially, they may overlap or be combined.

•Phase I. The drug is initially introduced into healthy human subjects or, in some cases, patients with the target disease or condition. These studies are designed to evaluate the safety, tolerance, metabolism, pharmacokinetic and pharmacologic actions of the investigational new drug in humans, and the side effects associated with increasing doses.

•Phase II. The drug is administered to a limited patient population to evaluate safety and optimal dose levels for safety and efficacy, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.

•Phase III. The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites to generate sufficient data to statistically evaluate dose levels, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the IND product, and to provide an adequate basis for physician labeling.

•Phase IV. In some cases, the FDA may conditionally approve an NDA or BLA for a drug product with the sponsor’s agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase IV clinical trials.

Clinical trial sponsors must also report to the FDA, within certain timeframes: (i) serious and unexpected adverse reactions, (ii) any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator’s brochure, or (iii) any findings from other studies or animal testing that suggest a significant risk in humans exposed to the product candidate. The FDA, the IRB, the ethics committee or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial.

The clinical trial process can take years to complete, and there can be no assurance that the data collected will support FDA approval or licensing of the product. Results from one trial are not necessarily predictive of results from later trials. The Company may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Submission of an NDA or BLA to the FDA

Assuming successful completion of all required preclinical studies and clinical testing in accordance with all applicable regulatory requirements, detailed IND product information is submitted to the FDA in 34 the form of an NDA or BLA requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs and BLAs is subject to an application user fee. Applications for Oppositional Defiant Disorder (“ODD”) products are exempted from the NDA and BLA application user fee, unless the application includes an indication for other than a rare disease or condition, and may be exempted from product and establishment user fees under certain conditions. An NDA or BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data comes from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, and may also come from several alternative sources, including clinical trials initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational new drug product to the satisfaction of the FDA.

Once an NDA or BLA has been submitted, the FDA’s goal is to review the application within ten months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months after the FDA accepts the application for filing. The review process is often significantly extended by the FDA’s requests for additional information or clarification. Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP and related regulations.

The FDA is required to refer an NDA or BLA for a novel drug (in which no active ingredient has been approved in any other application) to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and the conditions thereof. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA’s Decision on an NDA or BLA

After the FDA evaluates the NDA or BLA and conducts inspections of manufacturing facilities where the product will be produced, the FDA will issue either an approval letter or a complete response letter (“Complete Response Letter”). An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. To satisfy deficiencies identified in a Complete Response Letter, additional clinical data and/or an additional Phase III clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing may be required for the drug product.

Even if such additional information is submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. The FDA could also approve the NDA or BLA with a risk evaluation and mitigation strategy, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA may also conditionally approve a drug product subject to, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase IV clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. New government requirements, including those resulting from new legislation, may be established during the review process, or the FDA’s policies may change, which could delay or prevent regulatory approval of the Company’s products under development.

The Company is subject to changes in Canadian and United States laws, regulations and guidelines which could adversely affect the Company’s business, financial condition and results of operations. See “Risk Factors”.

THE SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of the Selling Securityholders. The Prospectus Supplement that we will file in connection with any offering of Securities by Selling Securityholders will include the following information:

•the names of the Selling Securityholders;

•the number or amount of Securities owned, controlled or directed of the class being distributed by each Selling Securityholder;

•the number or amount of Securities of the class being distributed for the account of each Selling Securityholder;

•the number or amount of Securities of any class to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities;

•whether the Securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only; and

•all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including to fund working capital, potential future acquisitions and capital expenditures.  Each Prospectus Supplement will contain specific information concerning the use of proceeds from the sale of Securities. The Company will not receive any proceeds from any sale of any Securities by the Selling Securityholders.

The Company had negative operating cash flow during the year ended September 30, 2020. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of proceeds from an offering of Securities to fund such negative cash flow.

Due to the nature of the Company’s business, management does not at this time anticipate significant disruptions of its operations due to the COVID-19 pandemic. Each Prospectus Supplement will contain details regarding the impact of the COVID-19 pandemic, if any, on the Company’s use of proceeds.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds, unless otherwise stated in the applicable Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

Except as described below, there have been no material changes in the Company’s share and debt capital, on a consolidated basis, since September 30, 2020, being the date of the Annual Financial Statements incorporated by reference in this Prospectus, other than as follows:

•On November 2, 2020, 4,072,843 Common Shares were issued pursuant to the second tranche of the Company’s non-brokered private placement of 5,632,690 pre-Consolidation Common Shares at a price of $0.50 per pre-Consolidation Common Share for total gross proceeds of $2,816,345 (the “Private Placement”).

•On November 10, 2020, the Common Shares were consolidated on the basis of 2.5 pre-consolidation Common Shares for each one post-consolidation Common Share, resulting in 6,372,679 Common Shares issued and outstanding (the “Consolidation”).

•On January 13, 2021, 14,799 Common Shares were issued in connection with a debt settlement agreement between the Company and a consultant to settle an aggregate amount of $18,499.95 in debt owed to the consultant by the Company for past services rendered.

•On February 3, 2021, 16,000 Common Shares were issued upon the deemed exercise of 40,000 Special Warrants, as adjusted to give effect to the Consolidation, resulting in 6,403,478 Common Shares issued and outstanding.

•On March 17, 2021, 3,419,883 Units, each comprised of one Common Share and one-half of one Unit Warrant, were issued pursuant to the Short Form Prospectus at a price of $7.57 per Unit for total gross proceeds of $25,888,514.31 (the “Unit Offering”).

•On April 26, 2021, the Company issued 1,948,000 Common Shares pursuant to the exercise of Warrants at a price of $0.05 per Common Share.

•On April 29, 2021, 63,000 Common Shares were issued to the University (part of which was received by the University on behalf of the University of North Carolina at Chapel Hill) pursuant to the License Agreement.

PLAN OF DISTRIBUTION

The Company may offer and sell Securities directly to one or more purchasers, to underwriters or dealers acting as principal or through agents, underwriters or dealers designated by us from time to time. The Company may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

The Securities may be sold in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the CSE or other existing trading markets for the Securities. A description of such manner of sale and pricing will be disclosed in the applicable Prospectus Supplement. The Company may offer different classes of Securities in the same offering, or the Company may offer different classes of Securities in separate offerings.

This Prospectus may also, from time to time, relate to the offering of Securities by certain Selling Securityholders. The Selling Securityholders may sell all or a portion of Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Securities may be sold by the Selling Securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any Selling Securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) a description to be provided by agents, underwriters or dealers in relation to the offering; (vi) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The Securities may also be sold: (i) directly by the Company or the Selling Securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the Selling Securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or Selling Securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

The Company and/or the Selling Securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the Selling Securityholders to indemnification by the Company and/or the Selling Securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof. Such underwriters, and dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Each class or series of Warrants, Subscription Receipts and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Warrants, Subscription Receipts or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Warrants, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Warrants, Subscription

Receipts or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Warrants, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Warrants, Subscription Receipts or Units.

In connection with any offering of Securities, unless otherwise specified in a Prospectus Supplement, underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Securities may be offered under this Prospectus in amounts and at prices to be determined based on market conditions at the time of the sale and such amounts and prices will be set forth in the accompanying Prospectus Supplement.  The Securities may be issued alone or in combination and for such consideration determined by our board of directors.

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value, of which 11,834,361 Common Shares were issued and outstanding as at the date of this Prospectus.

Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company, and each Common Share confers the right to one vote, provided that the shareholder is a holder on the applicable record date declared by the Board. The holders of Common Shares, subject to the prior rights, if any, of any other class of shares of the Company with special rights as to dividends, are entitled to receive such dividends in any financial year as the Board may determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights. See “Consolidated Capitalization”.

Warrants

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares that the Company may offer under this Prospectus by way of a Prospectus Supplement. To the extent required under applicable law, the Company will not offer Warrants for sale unless the applicable Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved, in accordance with applicable laws, for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the Warrants will be offered for sale.

Subject to the foregoing, the Company may issue Warrants independently or together with other Securities, and Warrants sold with other securities may be attached to or separate from the other Securities.  Warrants may be issued directly by us to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent. Warrants, like other Securities that may be sold, may be listed on a securities exchange subject to exchange listing requirements and applicable legal requirements.

This summary of some of the provisions of the Warrants is not complete. Any statements made in this Prospectus relating to any warrant agreement or indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. Investors should refer to the warrant indenture or warrant agency agreement relating to the specific Warrants being offered for the complete terms of the Warrants.  A copy of any warrant indenture or warrant agency agreement relating to an offering of Warrants will be filed by us with the applicable securities regulatory authorities in Canada following its execution.

The particular terms of each issue of Warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

•the designation and aggregate number of Warrants;

•the price at which the Warrants will be offered;

•the currency or currencies in which the Warrants will be offered;

•the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•if applicable, the identity of the Warrant agent;

•whether the Warrants will be listed on any securities exchange;

•any minimum or maximum subscription amount;

•the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•the designation and terms of any securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each security;

•the date or dates, if any, on or after which the Warrants and the related securities will be transferable separately;

•whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•any material risk factors relating to such Warrants and the Common Shares to be issued upon exercise of the Warrants;

•any other rights, privileges, restrictions and conditions attaching to the Warrants and the Common Shares to be issued upon exercise of the Warrants;

•material Canadian and United States federal income tax consequences of owning and exercising the Warrants; and

•any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts that may be offered by the Company pursuant this Prospectus by way of a Prospectus Supplement. Subscription Receipts may be offered separately or together with Common Shares or Warrants, as the case may be.  The Subscription Receipts will be issued under a Subscription Receipt agreement.

The applicable Prospectus Supplement will include details of the Subscription Receipt agreement covering the subscription receipts being offered. A copy of the Subscription Receipt agreement relating to an offering of subscription receipts will be filed by us with the applicable securities regulatory authorities after it has been entered into by us.  The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement.  This description will include, where applicable:

•the number of Subscription Receipts;

•the price at which the Subscription Receipts will be offered;

•the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

•the procedures for the exchange of the Subscription Receipts into Common Shares, Warrants, or Units;

•the number of Common Shares, Warrants or Units that may be issued upon exercise or deemed conversion of each Subscription Receipt;

•the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•conditions to the conversion or exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

•terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•the dates or periods during which the Subscription Receipts may be converted or exchanged;

•the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically converted or exchanged;

•provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

•if applicable, the identity of the Subscription Receipt agent;

•whether the Subscription Receipts will be listed on any securities exchange;

•whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

•any minimum or maximum subscription amount;

•whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•any material risk factors relating to such Subscription Receipts and the Securities to be issued upon conversion or exchange of the Subscription Receipts;

•any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•material Canadian and United States income tax consequences of owning or converting or exchanging the Subscription Receipts; and

•any other material terms and conditions of the Subscription Receipts and the Securities to be issued upon the exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

Units

The Company may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination, as described in the applicable Prospectus Supplement.  Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit.  Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security.  The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

•the number of Units offered;

•the price or prices, if any, at which the Units will be issued;

•the currency at which the Units will be offered;

•the Securities comprising the Units;

•whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•any minimum or maximum subscription amount;

•whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•any material risk factors relating to such Units or the Securities comprising the Units;

•any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

PRIOR SALES

This table sets out particulars of the Common Shares that have been issued or sold within the 12 months prior to the date of this Prospectus.

Date of Issuance/Sale	Security Type	Number of Securities	Issue/Sale Price
September 30, 2020	Common Shares	623,941(1)(2)	$1.25(1)
November 2, 2020	Common Shares	1,629,138(1)(3)	$1.25(1)
January 13, 2021	Common Shares	14,799(4)	$1.25
February 3, 2021	Common Shares	16,000(5)	$1.25
March 17, 2021	Common Shares	3,419,883(6)	$7.57
April 26, 2021	Common Shares	1,948,000(7)	$0.05
April 29, 2021	Common Shares	63,000(8)	$5.85

Notes:

(1)After giving effect to the Consolidation on the basis of 2.5 pre-consolidation Common Shares for every 1 post-Consolidation Common Share; the issue price listed is the price after adjustment in connection with the Consolidation.

(2)Issued in connection with the first tranche of the Private Placement.

(3)Issued in connection with the second tranche of the Private Placement.

(4)Issued in connection with a debt settlement agreement between the Company and a consultant to settle an aggregate amount of $18,499.95 in debt owed to the consultant by the Company for past services rendered.

(5)Issued on the deemed exercise of Special Warrants, with every 2.5 Special Warrants being exercised into 1 Common Share at an effective price of $0.50 per Special Warrant or $1.25 per Common Share.  The issue price listed is the price after adjustment in connection with the Consolidation.

(6)Issued in connection with the Unit Offering.  Each Unit consisted of one Common Share and one-half of one Unit Warrant.

(7)Issued pursuant to the exercise of Warrants at a price of $0.05 per Common Share.

(8)Issued to the University (part of which was received by the University on behalf of the University of North Carolina at Chapel Hill) pursuant to the License Agreement.

This table sets out particulars of securities exercisable for or exchangeable into Common Shares issued within the 12 months prior to the date of this Prospectus.

Date of Issuance	Security Type	Number of Securities	Issue/Exercise Price
July 23, 2020	Options	150,000(1)	$1.25
July 23, 2020	RSUs	150,000(1)	N/A
September 18, 2020	RSUs	230,000(1)	N/A
November 2, 2020	Special Warrants	40,000 (2)	$0.50
November 17, 2020	Options	447,000	$1.25
March 17, 2021	Unit Warrants	1,709,938(3)	$9.46
March 17, 2021	Compensation Warrants	132,666(4)	$7.57
April 28, 2021	Options	240,000	$7.60

Notes:

(1)After giving effect to the Consolidation on the basis of 2.5 pre-consolidation Common Shares for every 1 post-Consolidation Common Share; the issue price listed is the price after adjustment in connection with the Consolidation.

(2)Issued in connection with the Special Warrant Offering on a pre-Consolidated basis. In accordance with the terms thereof, on February 3, 2021, every 2.5 Special Warrants were deemed exercised in exchange for one Common Share, resulting in the issuance of 16,000 Common Shares. The issue price per Special Warrant was $0.50, however after adjustment, holders of Special Warrants received one Common Share upon deemed exercise of 2.5 Special Warrants, resulting in an adjusted price of $1.25 per Common Share.

(3)Issued in connection with the Unit Offering.  Each Unit consisted of one Common Share and one-half of one Unit Warrant. Each Unit Warrant is exercisable into a Unit Share at a price of $9.46 per Unit Share until March 17, 2024.

(4)Issued in connection with the Unit Offering. Each Compensation Warrant is exercisable into a Compensation Warrant Share at a price of $7.57 per Compensation Warrant Share until March 17, 2024.

Previous Financings – Use of Proceeds

This table sets out the particulars of how the Company used the proceeds of the sale of Common Shares and securities exercisable for or exchangeable into Common Shares issued within the 12 months prior to the date of this Prospectus, as well as variations, if any, from the Company’s anticipated used of proceeds as disclosed in documents previously filed with securities commissions or similar authorities in Canada.

Date of Issuance/Sale	Number and Security Type	Gross Proceeds	Use of Proceeds	Variation from Anticipated Use of Proceeds
September 30, 2020	623,941 Common Shares(1)	$779,923.50	Research and development activities; working capital and general corporate purposes	N/A
November 2, 2020	1,629,138 Common Shares(1)	$2,036,421.50		N/A
February 3, 2021	16,000 Common Shares(2)	$20,000.00		N/A
March 17, 2021	3,419,883 Common Shares and 1,709,938 Unit Warrants(3)	$25,888,514.31		N/A

Notes:

(1)After giving effect to the Consolidation on the basis of 2.5 pre-consolidation Common Shares for every 1 post-Consolidation Common Share; the issue price listed is the price after adjustment in connection with the Consolidation.

(2)Issued on the deemed exercise of Special Warrants, with every 2.5 Special Warrants being exercised into 1 Common Share at an effective price of $0.50 per Special Warrant or $1.25 per Common Share.  The issue price listed is the price after adjustment in connection with the Consolidation.

(3)Issued in connection with the Unit Offering.  Each Unit consisted of one Common Share and one-half of one Unit Warrant. Each Unit Warrant is exercisable into a Unit Share at a price of $9.46 per Unit Share until March 17, 2024.

TRADING PRICE AND VOLUME

On February 8, 2021, the Company began trading on the CSE under the trading symbol “DRUG”. The following table sets forth trading information for the Common Shares since listing on the CSE on February 8, 2021.

	Price Range
Month	High	Low	Trading Volume
June 1-4, 2021	$5.69	$5.48	5,449
May, 2021	$6.00	$5.40	113,230
April, 2021	$6.05	$4.35	216,755
March, 2021	$8.25	$4.60	350,119
February 8-26, 2021	$9.15	$5.55	258,784

RISK FACTORS

Investing in Securities of the Company involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company’s business.  Investors should carefully consider the information included or incorporated herein by reference in this Prospectus (including subsequently filed documents incorporated by reference) and the Company’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Securities.  There are various risks that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company.  These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus, including information contained in the section entitled “Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in the Securities is made. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.  In addition, risks relating to a particular offering of Securities will be set out in a Prospectus Supplement relating to such offering.

Risks Relating to the Company’s Business

Limited Operating History

The Company has a very limited history of operations and is considered a start-up company. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues.  There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of the Company’s success must be considered in light of its early stage of operations.

The Company’s actual financial position and results of operations may differ materially from the expectations of the Company’s management.

The Company’s actual financial position and results of operations may differ materially from management’s expectations. The Company has experienced some changes in its operating plans and certain delays in its plans. As a result, the Company’s revenue, net income and cash flow may differ materially from the Company’s projected revenue, net income and cash flow. The process for estimating the Company’s revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed.

In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect the Company’s financial condition or results of operations.

Regulatory Approval, Licenses, and Permits

The Company, or its service providers, may be required to obtain and maintain certain permits, licenses, and approvals in the jurisdictions where its products or technologies are being researched, developed, or commercialized.  The Company has not obtained regulatory approval for any product candidate and it is possible that none of its existing product candidates or any future product candidates will ever obtain regulatory approval. There can be no assurance that the Company will be able to obtain or maintain any necessary licenses, permits, or approvals. Any material delay or inability to receive these items is likely to delay and/or inhibit the Company’s ability to conduct its business, and would have an adverse effect on its business, financial condition, and results of operations. In particular, the Company will require approval from the FDA and equivalent organizations in other countries before any of its products can be marketed. There is no assurance that such approvals will be forthcoming. Furthermore, the exact nature of the studies these regulatory agencies will require is not known and can be changed at any time by the regulatory agencies, increasing the financing risk and potentially increasing the time to market the Company faces, which could adversely affect the Company’s business, financial condition or results of operations.

The Company may encounter substantial delays or difficulties with its clinical trials.

The Company may not commercialize, market, promote or sell any product candidate without obtaining marketing approval from the FDA or comparable foreign regulatory authorities, and the Company may never receive such approvals. It is impossible to predict when or if any of the Company’s product candidates will prove effective or safe in humans and will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of its product candidates, the Company must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of its product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

The Company may experience numerous unforeseen events prior to, during, or as a result of, clinical trials that could delay or prevent its ability to receive marketing approval or commercialize current and any future product candidates, including:

•delays in reaching a consensus with regulatory authorities on design or implementation of clinical trials;

•regulators or institutional review boards, or IRBs, may not authorize the Company or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•delays in reaching agreement on acceptable terms with prospective clinical research organizations and clinical trial sites;

•the number of patients required for clinical trials of the Company’s product candidates may be larger than the Company anticipates, enrollment in these clinical trials may be slower than the Company anticipates, patients may drop out of these clinical trials at a higher rate than Company anticipates or fail to return for post-treatment follow-up or the Company may fail to recruit suitable patients to participate in a trial;

•clinical trials of the Company’s product candidates may produce negative or inconclusive results;

•imposition of a clinical hold by regulatory authorities as a result of a serious adverse event, concerns with a class of product candidates or after an inspection of the Company’s clinical trial operations, trial sites or manufacturing facilities;

•occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; or

•the Company may decide, or regulators may require the Company, to conduct additional clinical trials or abandon product development programs.

Any inability to successfully complete preclinical and clinical development could result in additional costs to the Company or impair the Company’s ability to generate revenue. In addition, if the Company makes manufacturing or formulation changes to its product candidates, it may need to conduct additional testing to bridge its modified product candidate to earlier versions. Clinical trial delays could also shorten any periods during which the Company may have the exclusive right to commercialize its product candidates, if approved, or allow competitors to bring competing drugs to market before the Company, which could impair the Company’s ability to successfully commercialize its product candidates and may harm the Company’s business, financial condition, results of operations and prospects.

Additionally, if the results of the Company’s clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with product candidates, the Company may:

•be delayed in obtaining marketing approval, if at all;

•obtain approval for indications or patient populations that are not as broad as intended or desired;

•obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•be subject to additional post-marketing testing requirements;

•be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•be subject to the addition of labeling statements, such as warnings or contraindications;

•be sued; or

•experience damage to its reputation.

The Company’s product development costs will also increase if the Company experiences delays in testing or obtaining marketing approvals. The Company does not know whether any of its preclinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all.

Further, the Company, the FDA or an IRB may suspend the Company’s clinical trials at any time if it appears that the Company or its collaborators are failing to conduct a trial in accordance with regulatory requirements, such as the FDA’s current GCP, that the Company is exposing participants to unacceptable health risks, or if the FDA finds deficiencies in the Company’s INDs, or in the conduct of these trials. Therefore, the Company cannot predict with any certainty the schedule for commencement and completion of future clinical trials. If the Company experiences delays in the commencement or completion of its clinical trials, or if the Company terminate a clinical trial prior to completion, the commercial prospects of the Company’s product candidates could be negatively impacted, and the Company’s ability to generate revenues from its product candidates may be delayed.

Clinical trials are very expensive, time consuming and difficult to design and implement.

The Company’s product candidates will require clinical testing before the Company can submit an NDA or BLA for regulatory approval. The Company cannot predict with any certainty if or when it might submit an NDA or BLA for regulatory approval for any of its product candidates or whether any such NDA or BLA will be approved by the FDA. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. For instance, the FDA may not agree with the Company’s proposed endpoints for any future clinical trial of its product candidates, which may delay the commencement of the Company’s clinical trials. The clinical trial process is also time consuming.  Furthermore, failure can occur at any stage, and the Company could encounter problems that cause it to abandon or repeat clinical trials

The Company may not be successful in its efforts to identify, license or discover additional product candidates.

Although a substantial amount of the Company’s effort will focus on the continued research and pre-clinical testing, potential approval and commercialization of its existing product candidates, the success of its business also depends in part upon its ability to identify, license or discover additional product candidates. The Company’s research programs or licensing efforts may fail to yield additional product candidates for clinical development for a number of reasons, including but not limited to the following:

•the Company’s research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;

•the Company may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;

•the Company’s product candidates may not succeed in pre-clinical or clinical testing;

•the Company’s product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;

•competitors may develop alternatives that render the Company’s product candidates obsolete or less attractive;

•product candidates the Company develops may be covered by third parties’ patents or other exclusive rights;

•the market for a product candidate may change during the Company’s program so that such a product may become unreasonable to continue to develop;

•a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

If any of these events occurs, the Company may be forced to abandon its development efforts to identify, license or discover additional product candidates, which would have a material adverse effect on its business and could potentially cause the Company to cease operations. Research programs to identify new product candidates require substantial technical, financial and human resources. The Company may focus its efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

There is no assurance that the Company will turn a profit or generate immediate revenues.

There is no assurance as to whether the Company will be profitable, earn revenues, or pay dividends. The Company has incurred and anticipates that it will continue to incur substantial expenses relating to the development and initial operations of its business. The payment and amount of any future dividends will depend upon, among other things, the Company’s results of operations, cash flow, financial condition, and operating and capital requirements. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

The Company as a going concern

The continued operation of the Company as a going concern is dependent upon the Company’s ability to generate positive cash flows and/or obtain additional financing sufficient to fund continuing activities and acquisitions. While the Company continues to review its operations in order to identify strategies and tactics to increase revenue streams and financing opportunities, there is no assurance that the Company will be successful in such efforts; if the

Company is not successful, it may be required to significantly reduce or limit operations, or no longer operate as a going concern. It is also possible that operating expenses could increase in order to grow the business. If the Company does not significantly increase its revenue to meet these increased operating expenses and/or obtain financing until its revenue meets these operating expenses, its business, financial condition and operating results could be materially adversely affected. The Company cannot be sure when or if it will ever achieve profitability and, if it does, it may not be able to sustain or increase that profitability.

The Company’s intellectual property and licences thereto

The Company’s success will depend in part on its ability to protect and maintain its intellectual property rights and its licenses. No assurance can be given that the license or rights used by the Company will not be challenged, invalidated, infringed or circumvented, nor that the rights granted thereunder will provide competitive advantages to the Company. It is not clear whether the pending patent applications will result in the issuance of patents. There is no assurance that the Company will be able to enter into licensing arrangements, develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover its production processes. Moreover, the Company could potentially incur substantial legal costs in defending legal actions which allege patent infringement or by instituting patent infringement suits against others. The Company’s commercial success also depends on the Company not infringing patents or proprietary rights of others and not breaching any license granted to the Company. There can be no assurance that the Company will be able to maintain such licenses that it may require to conduct its business or that such licences have been obtained at a reasonable cost. Furthermore, there can be no assurance that the Company will be able to remain in compliance with its licenses. Consequently, there may be a risk that such licenses may be withdrawn with no compensation or penalties to the Company.

The Company not achieving timelines for project development set out in this Prospectus

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition operating results, and timelines for project development of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, operating results, and timelines for project development of the Company.

Need for additional financing

The Company believes that it will have sufficient capital to operate its business for at least 12 months following Listing. However, it is possible that costs associated with the operation of the Company’s business will exceed its projections depending on the timing of future operating and capital expenses. Assuming the Company’s existing funds sustain its operations for this period, the Company believes that it may thereafter require additional capital for additional product development, sales and marketing operations, other operating expenses and for general corporate purposes to fund growth in the Company’s markets. The Company does not know how much additional funding it may require. The Company may therefore be required to seek other sources of financing in the future, which sources (assuming it is able to locate such alternative sources of financing) may be on terms less favorable to the Company than those in the offering of Securities under any Prospectus Supplement. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the Common Shares. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its products and services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on its business, financial condition and operating results, or the Company may be forced to cease operations.

The Company faces product liability exposure, which, if not covered by insurance, could result in significant financial liability.

The risk of product liability is inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Product candidates and products that we may commercially market in the future may cause, or may appear to have caused, injury or dangerous drug reactions, and expose the Company to product liability claims. These claims might be made by patients who use the product, healthcare providers, pharmaceutical companies, corporate collaborators or others selling such products. If the Company’s product candidates during clinical trials were to cause adverse side effects, the Company may be exposed to substantial liabilities. Regardless of the merits or eventual outcome, product liability claims or other claims related to the Company’s product candidates may result in:

•decreased demand for our products due to negative public perception;

•injury to our reputation;

•withdrawal of clinical trial participants or difficulties in recruiting new trial participants;

•initiation of investigations by regulators;

•costs to defend or settle related litigation;

•a diversion of management’s time and resources;

•substantial monetary awards to trial participants or patients;

•product recalls, withdrawals or labeling, marketing or promotional restrictions;

•loss of revenues from product sales; and

•the inability to commercialize any of product candidates, if approved.

The Company intends to obtain clinical trial insurance once a clinical trial is initiated.  However, the insurance coverage may not be sufficient to reimburse the Company for any expenses or losses it may suffer. Insurance coverage is becoming increasingly expensive, and, in the future, the Company, or any of its collaborators, may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or at all to protect against losses due to liability. Even if the Company’s agreements with any future collaborators entitle it to indemnification against product liability losses, such indemnification may not be available or adequate should any claim arise. The Company’s inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the commercialization of its product candidates. If a successful product liability claim or series of claims is brought against the Company for uninsured liabilities or in excess of insured liabilities, its assets may not be sufficient to cover such claims and its business operations could be impaired.

Should any of the events described above occur, this could have a material adverse effect on the Company’s business, financial condition and results of operations.

Health and Safety Issues

Health and safety issues related to the Company’s products may arise that could lead to litigation or other action against the Company or to regulation of certain of its product components. The Company may be required to modify its products and may also be required to pay damages that may reduce its profitability and adversely affect its financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect the Company’s ability to market certain of its products and, in turn, could harm its business and results from operations.

The Company has international operations, which subject us to risks inherent with operations outside of Canada.

The Company has international operations and may seek to obtain market approvals in foreign markets that it deems could generate significant opportunities. However, even with the cooperation of a commercialization partner, conducting drug development in foreign countries involves inherent risks, including, but not limited to: difficulties in staffing, funding and managing foreign operations; different and unexpected changes in regulatory requirements;

export restrictions; tariffs and other trade barriers; different reimbursement systems; economic weaknesses or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labour laws for employees living or travelling abroad; supply chain and raw materials management; difficulties in protecting, acquiring, enforcing and litigating intellectual property rights; fluctuations in currency exchange rates; and potentially adverse tax consequences.

If the Company were to experience any of the difficulties listed above, or any other difficulties, its international development activities and its overall financial condition may suffer and cause it to reduce or discontinue the Company’s international development and market approval efforts.

Exchange rate fluctuations between the U.S. dollar and the Canadian dollar may negatively affect the Company’s earnings and cash flows.

The Company’s functional currency is the Canadian dollar. The Company may incur expenses Canadian Dollars and U.S. dollars. As a result, we are exposed to the risks that the Canadian dollar may devalue relative to the U.S. Dollar, or, if the Canadian dollar appreciates relative to the U.S. Dollar, that the inflation rate in Canada may exceed such rate of devaluation of the Canadian dollar, or that the timing of such devaluation may lag behind inflation in Canada. The Company cannot predict any future trends in the rate of inflation in Canada or the rate of devaluation, if any, of the Canadian dollar against the U.S. Dollar.

If patent laws or the interpretation of patent laws change, the Company’s competitors may be able to develop and commercialize our discoveries.

Important legal issues remain to be resolved as to the extent and scope of available patent protection for biopharmaceutical products and processes in Canada and other important markets outside Canada, such as Europe or the United States. As such, litigation or administrative proceedings may be necessary to determine the validity, scope and ownership of certain of the Company’s and others’ proprietary rights. Any such litigation or proceeding may result in a significant commitment of resources in the future and could force the Company to do one or more of the following: cease selling or using any of its future products that incorporate a challenged intellectual property, which would adversely affect its revenue; obtain a license or other rights from the holder of the intellectual property right alleged to have been infringed or otherwise violated, which license may not be available on reasonable terms, if at all; and redesign its future products to avoid infringing or violating the intellectual property rights of third parties, which may be time-consuming or impossible to do. In addition, changes in patent laws in Canada and other countries may result in allowing others to use its discoveries or develop and commercialize the Company’s products. The Company cannot provide assurance that the patents it obtains will afford it significant commercial protection.

The Company may not be able to enforce its intellectual property rights throughout the world. This risk is exacerbated because it expects that one or more of its product candidates will be manufactured and used in a number of foreign countries.

The laws of foreign countries may not protect intellectual property rights to the same extent as the laws of Canada. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This risk is exacerbated for the Company because it expects that future product candidates could be manufactured, and used in a number of foreign countries.

The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to life sciences. This could make it difficult to stop the infringement or other misappropriation of the Company’s intellectual property rights. For example, several foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents and trade secrets may provide limited or no benefit.

Most jurisdictions in which the Company intends to apply for patents have patent protection laws similar to those of Canada, but some of them do not. For example, the Company may do business in the future in countries that may not provide the same or similar protection as that provided in Canada. Additionally, due to uncertainty in patent protection law, the Company has not filed applications in many countries where significant markets exist.

Proceedings to enforce patent rights in foreign jurisdictions could result in substantial costs and divert the Company’s efforts and attention from other aspects of its business. Accordingly, efforts to protect intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in Canada, the U.S., and foreign countries may affect the ability of the Company to obtain adequate protection for the Company’s technology and the enforcement of its intellectual property.

The lack of product for commercialization

If the Company cannot successfully develop, manufacture and distribute its products, or if the Company experiences difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, the Company may not be able to develop market-ready commercial products at acceptable costs, which would adversely affect the Company’s ability to effectively enter the market. A failure by the Company to achieve a low-cost structure through economies of scale or improvements in cultivation and manufacturing processes would have a material adverse effect on the Company’s commercialization plans and the Company’s business, prospects, results of operations and financial condition.

Development of News Products

The Company’s success will depend, in part, on its ability to develop, introduce and market new and innovative products. If there is a shift in consumer demand, the Company must meet such demand through new and innovative products or else its business will fail. The Company’s ability to develop, market and produce new products is subject to it having substantial capital. There is no assurance that the Company will be able to develop new and innovative products or have the capital necessary to develop such products.

The lack of experience of the Company/Management in marketing, selling, and distribution products

The Company’s management’s lack of experience in marketing, selling, and distributing our products could lead to poor decision-making, which could result in cost-overruns and/or the inability to produce the desired products. Although management of the Company intends to hire experienced and qualified staff, this inexperience could also result in the company’s inability to consummate revenue contracts or any contracts at all. Any combination of the aforementioned may result in the failure of the Company and a loss of your investment.

The size of the Company’s target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the industry in which the Company operates is in a nascent stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results.

The Company continues to sell shares for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders.

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company will require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of issue of further issuances. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Company’s ability to pursue its business objectives.

If you purchase the Common Shares in an offering, you will experience substantial and immediate dilution, because the price that you pay will be substantially greater than the net tangible book value per share of the Common Shares that you acquire. This dilution is due in large part to the fact that the Company’s earlier investors will have paid substantially less than a public offering price when they purchased the Common Shares.

The Company’s officers and directors may be engaged in a range of business activities resulting in conflicts of interest.

The Company may be subject to various potential conflicts of interest because some of its officers and directors may be engaged in a range of business activities. In addition, the Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers and directors.

In addition, the Company may become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, if such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

In certain circumstances, the Company’s reputation could be damaged.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Negative Operating Cash Flow

The Company’s business has incurred losses since its inception.  Although the Company expects to become profitable, there is no guarantee that will happen, and the Company may never become profitable. The Company currently has a negative operating cash flow and may continue to have a negative operating cash flow for the foreseeable future. To date, the Company has not generated any revenues and a large portion of the Company’s expenses are fixed, including expenses related to facilities, equipment, contractual commitments and personnel. As a result, the Company expects for its net losses from operations to improve. The Company’s ability to generate additional revenues and potential to become profitable will depend largely on its ability to manufacture and market its products and services. There can be no assurance that any such events will occur or that the Company will ever become profitable. Even if the Company does achieve profitability, the Company cannot predict the level of such profitability. If the Company sustains losses over an extended period of time, the Company may be unable to continue its business.

Forward-Looking Statements May Prove to be Inaccurate

Investors should not place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this Prospectus under the heading “Forward-Looking Statements”.

Uncertainty of Use of Proceeds

Although the Company will have set out its intended use of proceeds from an offering under any Prospectus Supplement as well as timing of the expenditure of the proceeds thereof, these intended uses are estimates only and may be subject to change.  As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement. Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company's business, including the Company’s ability to achieve its stated business objectives.

If the Company has a material weakness in its internal controls over financial reporting, investors could lose confidence in the reliability of its financial statements, which could result in a decrease in the value of its securities.

One or more material weaknesses in the Company’s internal controls over financial reporting could occur or be identified in the future. In addition, because of inherent limitations, the Company’s internal controls over financial reporting may not prevent or detect misstatements, and any projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the Company’s policies or procedures may deteriorate. If the Company fails to maintain the adequacy of its internal controls, including any failure or difficulty in implementing required new or improved controls, its business and results of operations could be harmed, the Company may not be able to provide reasonable assurance as to its financial results or meet its reporting obligations and there could be a material adverse effect on the price of its securities.

Difficulties with Forecasts

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada. A failure in the demand for its products and services to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

COVID-19 may materially and adversely affect the Company’s business and financial results.

The Company’s business could be materially and adversely affected by health epidemics in regions where the Company conducts research and development activities.

In December 2019, a novel strain of COVID-19 was reported in China. Since then, COVID-19 has spread globally. On March 11, 2020, the World Health Organization (WHO) declared the outbreak of COVID-19 as a “pandemic”, or a worldwide spread of a new disease. Many countries around the world, including Canada, the United States and most countries in Europe, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

The COVID-19 pandemic and any other health epidemics have the potential to cause significant disruption in the operations of the laboratories upon whom the Company relies, including laboratories situated in various parts of the United States and Europe. The Company is reliant on the continued operations of such laboratories. The regulations imposed by governments in response to the COVID-19 pandemic may cause laboratories to operate at limited occupancy rates, which may slow the rate at which research and development activities can be conducted. The Company may not have control over the protocols adopted in response to the COVID-19 pandemic by such laboratories in response to the regulations imposed by the governments in the regions in which they operate. The effects of such protocols and/or regulations may negatively impact productivity, disrupt the Company’s business and delay the Company’s research and development timelines, as well as potentially impact the Company’s financial condition and result of operations. The magnitude of these potential effects is uncertain and will depend, in part, on the length and severity of the COVID-19 pandemic and the restrictions imposed by governments in response.

To the knowledge of the Company’s management as of the date hereof, COVID-19 does not present, at this time, any specific known impacts to the Company in relation to the Company’s plan of distribution and use of proceeds related to any offering of Securities under any Prospectus Supplement, nor the timelines, business objectives or disclosed milestones related thereto. The Company relies on third parties to process and manufacture its products.

Risks Relating to the Common Shares

Market Price of Common Shares and Volatility

Securities of companies with a small market capitalization have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally, as well as market perceptions of the attractiveness of particular industries. Factors unrelated to the Company’s performance that may affect the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Common Shares may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. The fact that no market currently exists for the Common Shares may affect the pricing of the Common Shares in the secondary market, the transparency and availability of trading prices and the liquidity of the Common Shares.

The market price of the Common Shares is affected by many other variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control.  These include other developments that affect the breadth of the public market for the Common Shares, the release or expiration of lock-up or other transfer restrictions on the Common Shares, and the attractiveness of alternative investments.  The effect of these and other factors on the market price of the Common Shares is expected to make the Common Share price volatile in the future, which may result in losses to investors.

Volatile Stock Price

The stock price of the Company is expected to be volatile and will be drastically affected by governmental and regulatory regimes and other factors outside of the control of the Company. The Company cannot fully predict the results of its operations expected to take place in the future. The results of these activities will inevitably affect the Company’s decisions related to future operations and will likely trigger major changes in the trading price of the Company shares.

Liquidity

The Company cannot predict at what prices the Company’s Common Shares will trade, and there can be no assurance that an active trading market in the Company will develop or be sustained. There is a significant liquidity risk associated with an investment in the Company.

Dividends

The Company intends to retain earnings, if any, to finance the growth and development of the Company’s business and does not intend to pay cash dividends on the Common Shares in the foreseeable future. The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Dilution

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute shareholders’ voting power and reduce future potential earnings per Common Share.  The Company intends to sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Common Shares) and may issue additional equity securities to finance its operations, development, exploration, acquisitions or other projects.  The Company cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares.  Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per Common Share.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities.

INTEREST OF EXPERTS

The following are the names of each person or company who has prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or the Company.

De Visser Gray LLP is the external auditor of the Company and reported on the Company’s audited consolidated financial statements for the year ended September 30, 2020 and the period ended September 30, 2019, which are filed on SEDAR.

AUDITOR

The independent auditors of the Company are De Visser Gray LLP, of Vancouver, British Columbia.  De Visser Gray LLP is independent of the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Computershare Trust Company of Canada at its office located in Vancouver, British Columbia.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information requirements of applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the securities regulators in Canada.  You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on the SEDAR website at www.sedar.com.

STATUTORY RIGHTS OF WITHDRAWAL AND RECISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase Securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a Prospectus Supplement (including a pricing supplement) relating to the Securities purchased by a purchaser and any amendment thereto.  In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus or Prospectus Supplement (including a pricing supplement) relating to the Securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

In an offering of convertible, exchangeable or exercisable Securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable Securities is offered to the public under the prospectus offering.  This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

CONTRACTUAL RIGHTS OF RESCISSION

In addition to statutory rights of withdrawal and rescission, original purchasers of Warrants (if offered separately from other Securities) and Subscription Receipts (or Units comprised partly thereof) will have a contractual right of rescission against the Company in respect of the exercise of such Warrant or Subscription receipt, as the case may be.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant or Subscription Receipt (or Units comprised partly thereof), as the case may be, the amount paid upon exercise upon surrender of the underlying Securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Warrant or Subscription Receipt under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the Warrant or

Subscription Receipt under this Prospectus.  This contractual right of rescission will be consistent with the statutory right of rescission described under Section 131 of the Securities Act (British Columbia) and is in addition to any other right or remedy available to original purchasers under Section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that, in certain provinces, the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: June 7, 2021

This short form prospectus, together with the documents incorporated by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Newfoundland and Labrador, Nova Scotia, and Prince Edward Island.

“Ian McDonald” Ian McDonald Chief Executive Officer, President and Director	“Ryan Cheung” Ryan Cheung Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

“Alan Kozikowski” Alan Kozikowski Director	“Nils Bottler” Nils Bottler Director